UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.

BARRIER THERAPEUTICS, INC.
(Name of Subject Company)

BARRIER THERAPEUTICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

06850R108
(CUSIP Number of Class of Securities)

Alfred Altomari
Chief Executive Officer
Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, New Jersey 08540
(609) 945-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Steven M. Cohen
Andrew P. Gilbert
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6604

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address.  The name of the subject company is Barrier Therapeutics, Inc., a Delaware corporation (“Barrier” or the “Company”). The address of the principal executive offices of the Company is 600 College Road East, Suite 3200, Princeton, New Jersey 08540, and the Company’s telephone number is (609) 945-1200.

(b) Securities.  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.0001 per share, of the Company (the “Common Stock”, or each a “Share”, and collectively, the “Shares”). As of the close of business on June 23, 2008, there were 35,243,892 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address.  The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule relates to a tender offer by Bengal Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Stiefel Laboratories, Inc., a Delaware corporation (“Parent” or “Stiefel”), disclosed in a Tender Offer Statement on Schedule TO filed by Stiefel and Purchaser and dated July 8, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all outstanding Shares at a price of $4.15 per Share (such amount, the “Offer Price”), net to seller in cash, without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment by the Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the offer (the “Acceptance Time”) and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the “Offer.” The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 23, 2008, as such may be amended from time to time (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than (i) Shares owned by Parent, Purchaser (including Shares received in the Offer) or Barrier (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries (other than Shares held in a fiduciary capacity on behalf of the third parties) and (ii) each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) that is held by a stockholder who (a) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (b) has submitted a timely demand for appraisal; (c) continues to hold their Shares through the Effective Time; (d) otherwise complies with the applicable statutory procedures to be entitled to demand appraisal rights under Delaware law; and (e) has properly demanded appraisal rights with respect to the Merger and have not otherwise withdrawn or lost their rights to demand appraisal rights under Section 262 of the DGCL). Following the Effective Time, the Company will continue as a wholly owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares which represents at least a majority of the total number of all outstanding securities entitled generally to vote in the election of directors of Barrier on a fully diluted basis, after giving effect to the exercise or conversion of all vested options, rights and securities exercisable or convertible into such voting securities (the “Minimum Tender Condition”). The Purchaser has reserved the right, from time to time, and subject to certain conditions, to waive any of the conditions to the Offer, increase the Offer Price or modify the terms of the Offer. Pursuant to the Merger Agreement, without the prior written consent of Barrier, neither Purchaser nor Parent will (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) amend or waive satisfaction of the Minimum Tender Condition; (iv) impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement; (v) add to, amend or modify the conditions to the Offer set forth in the Merger Agreement in any manner that is adverse to the holders of the Shares; or (vi) undertake any extension of the Offer not specifically provided for or contemplated in the Merger Agreement.

The Offer must remain open until 20 business days following (and including the day of) the commencement of the Offer. Pursuant to the Merger Agreement, the Purchaser will not terminate or withdraw the Offer or extend the expiration date of the Offer unless at the expiration date the conditions to the Offer shall not have been satisfied or earlier waived or, in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms. In addition, pursuant to the Merger Agreement and subject to the rights of Purchaser to terminate the Merger Agreement and the Offer, if at the expiration date the conditions to the Offer are not satisfied or waived, either Barrier or Parent may cause the Purchaser to, for one or more consecutive increments of not more than five business days, extend the expiration date until the date such conditions are satisfied or waived and the Purchaser becomes obligated to accept for payment and pay for Shares validly tendered pursuant to the Offer. Notwithstanding the foregoing, Parent may cause the Purchaser, without the consent of Barrier, to extend the expiration date (i) for any period required by applicable rules, interpretations and regulations of the U.S. Securities and Exchange Commission (“SEC”) in connection with the Offer and (ii) for up to two periods, each period for up to five business days, if upon the expiration date the conditions to the Offer have been satisfied but the number of Shares tendered and not withdrawn, when added to the Shares, if any, beneficially owned by Parent (including shares subject to Stockholder Support Agreements, as described below), represents less than 90% of the then issued and outstanding Shares, on a fully diluted basis. Further, the Purchaser may, in its sole discretion, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) and, in addition, if requested by Barrier, the Purchaser shall make available a subsequent offering period for the Offer of not less than 10 business days. The Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable expiration date of the Offer (as it may be extended) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. If the Purchaser elects to include a subsequent offering period, it will notify stockholders of Barrier consistent with the requirements of the SEC, unless the Offer has been terminated in accordance with its terms. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the withdrawal rights described in the Offer to Purchase. You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if the Purchaser has not, by September 8, 2008, agreed to accept your Shares for payment, you can withdraw them at any time after such time until the Purchaser accepts your Shares for payment. You may not, however, withdraw Shares tendered in this Offer during any subsequent offering period

The Purchaser has informed Barrier that it does not currently intend to provide a subsequent offering period in the Offer, although it reserves the right to do so. If the Purchaser elects to include or extend any subsequent offering period, it will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day following the expiration date or date of termination of any prior subsequent offering period.

If the Purchaser extends the Offer or is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares, or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the depositary retained by the Purchaser may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase. However, the Purchaser’s ability to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of its Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Barrier has been informed that the Purchaser currently intends to make announcements regarding the Offer by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer, or waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum 10 business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or permitted to be closed.

If the Purchaser decides, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Purchaser will extend the Offer until at least the expiration of 10 business days from the date the notice of the increase is first published, sent or given to holders of Shares.

If, on or before the expiration date, the Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied. Under certain circumstances, the Purchaser, Parent or Barrier may terminate the Merger Agreement and the Offer.

Barrier has agreed to provide the Purchaser with mailing labels containing the names and addresses of all record holders of the Shares, any available computer files containing the names and addresses of all record and beneficial holders of the Shares and security position listings of the Shares held in stock depositories for the purpose of disseminating the Offer to the holders of Shares. The Purchaser will mail this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is 255 Alhambra Circle, Coral Gables, Florida 33134.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of Barrier, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Barrier Board” or the

“Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Barrier Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Barrier Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control of the Company under employment agreements between the Company and each of its executive officers.

Employment Agreements, Separation Agreements and Change of Control Agreements

On April 1, 2004, we entered into employment agreements with each of our named executive officers (“NEOs”), namely Geert Cauwenbergh, Ph.D., Alfred Altomari, Albert C. Bristow, and Anne M. VanLent.

Throughout the second half of 2006, the Compensation Committee of the Barrier Board (the “Committee”), in conjunction with management of the Company, undertook a thorough evaluation of its compensation practices for employees across all levels of the Company, including the executive officers. Specifically, the Committee reviewed whether or not all aspects of its compensation were at market levels when compared against both industry survey data and a selected group of peer biotechnology and emerging growth pharmaceutical companies that had a similar number of employees and revenues as the Company. Based on its review of all aspects of compensation, including base salary, benefits, and short and long term incentives, the Committee found that its guidelines for long term incentives for certain levels of management, as well as its executive officers, were below market.

As a result, on December 6, 2006, the Board approved the recommendations of the Committee for the Company to enter into an updated form of employment agreement for each of its NEOs that would contain provisions for payment of cash and other benefits in the event of an involuntary termination of an executive officer by the Company on a basis other than for cause or by the executive for good reason, either before or after a Change of Control (as defined in the agreements). Each of these agreements were amended and restated effective as of December 6, 2006. The Committee reviewed and approved the terms of each executive employment agreement prior to execution and believed that the terms contained in these agreements are reasonable and customary for agreements of this type. Additional information regarding these agreements, including a quantification of benefits that would have been received by our NEOs had a termination occurred on June 23, 2008, is found under the heading “2007 Potential Payments upon Termination or Change of Control” on page 8 of this Schedule.

The benefits to be received by the executive officer whose employment is terminated by the Company other than for cause or by the executive for good reason, either before or after a Change of Control include: receipt of a lump sum cash payment equal to one times (1.5 times, for the Chief Executive Officer (“CEO”)) the executive’s then current annual base salary plus one times the executive’s target annual cash bonus for the year of termination; a pro-rated portion of the executive’s bonus for the year of termination based on target and number of days employed in the year of termination; continuation of health benefits for one year after termination of employment, or if earlier, until the date the executive is eligible for health benefits elsewhere; the immediate vesting, or release of repurchase right, of any restricted Share, option or other equity award that would have otherwise vested or been released from restriction during the one-year period following the executive’s date of termination; and six months from the date of termination to exercise any vested stock options. All of the foregoing benefits are conditioned on the executive officer’s execution and non-revocation of a written release and continued compliance with the terms of the confidentiality, non-competition and non-solicitation agreement with the Company to which the executive is subject. As a general matter, the executive employment agreements provide for the non-disclosure of confidential information at all times and a 12-month (18-month, for the CEO) non-competition and non-solicitation period. In the event of a Change of Control or termination of the executive’s employment on account of the executive’s disability, the agreements provide for full vesting of all outstanding equity rights held by the executive officer as of the date of the Change of Control or, if disabled, date of termination. Full year vesting of outstanding equity rights held by the executive on account of the executive’s termination of employment by reason of the executive’s disability is conditioned on execution of a written release and continued compliance with the confidentiality, non-competition and non-solicitation agreement with the Company to which the executive is subject. Each of the agreements may be terminated by either us or the executive with or without cause at any time. The Committee believed that these agreements would help secure the continued employment and dedication of our NEOs, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or after an actual or potential change of control.

On May 16, 2007, we also entered into an employment agreement with Dr. Braham Shroot under which Dr. Shroot serves as Chief Scientific Officer of the Company on substantially similar terms as the employment agreements for the other NEOs. In accordance with the terms of these employment agreements, each of the NEOs has agreed to certain confidentiality and non-competition provisions, and is entitled to participate in all bonus and incentive programs, including our equity compensation programs, with the amount of any such bonus or incentive being determined by the Committee.

On March 14, 2008, the Company entered into an amended and restated employment agreement with Alfred Altomari in connection with his appointment as Chief Executive Officer, effective as of April 1, 2008. This employment agreement is substantially similar to terms as that agreement between the Company and Dr. Cauwenbergh, the Company’s former Chief Executive Officer. Under this new employment agreement, Mr. Altomari is employed as our Chief Executive Officer at an annual salary of $370,000 per year, subject to any increases determined by the Committee from time to time. Mr. Altomari is entitled to participate in all bonus and incentive programs, including our equity compensation programs, with the amount of any such bonus or incentive being determined by the Committee. The agreement may be terminated by either us or Mr. Altomari with or without cause at any time. If Mr. Altomari terminates his agreement for good reason or if we terminate the agreement without cause, either before or after a Change of Control, Mr. Altomari is entitled to receive a separation payment equal to 1.5 times his then current base salary plus 1.0 times his target annual cash bonus for the year of termination. Also, Mr. Altomari will be entitled to receive a pro-rated cash bonus for the year of termination based on target and number of days employed in the year of termination and medical coverage until the earlier of 12 months following the date of termination or the date he may be eligible to receive medical benefits elsewhere. Mr. Altomari is also entitled to immediate vesting of any restricted Shares, option or other equity award to the extent of the vesting that would otherwise have occurred during the one year period following the termination, and will have six months from the date of termination to exercise any vested stock option award. In addition, in the event of a Change of Control, or if the executive dies or becomes disabled, then all Shares, options or other equity awards will immediately vest, or be released from our repurchase right. The benefits payable to Mr. Altomari upon his termination of employment are conditioned on his execution and non-revocation of a written release and continued compliance with the terms of the confidential, non-competition and non-solicitation agreement with the Company to which Mr. Altomari is subject.

In connection with his appointment as Chief Executive Officer, the Company also granted Mr. Altomari options to purchase 320,000 Shares at an exercise price equal to the fair market value of the Shares on March 14, 2008. These options were scheduled to vest 25% on the first anniversary of the date of grant, with the balance to vest in 36 equal monthly installments thereafter.

Additionally, on March 14, 2008, the Company entered into an employment agreement with Dennis P. Reilly in connection with his appointment as Chief Financial Officer, effective as of May 1, 2008. This employment agreement is substantially similar to terms of the Company’s agreement with Ms. VanLent. Under his employment agreement, Mr. Reilly is employed as our Chief Financial Officer at an annual salary of $260,000 per year, subject to any increases determined by the Committee from time to time. Mr. Reilly is entitled to participate in all bonus and incentive programs, including our equity compensation programs, with the amount of any such bonus or incentive being determined by the Committee. The agreement may be terminated by either us or Mr. Reilly with or without cause at any time. If Mr. Reilly terminates his agreement for good reason or if we terminate the agreement without cause, either before or after a Change of Control, Mr. Reilly is entitled to receive a separation payment equal to 1.0 times his then current base salary plus 1.0 times his target annual cash bonus for the year of termination. Also, Mr. Reilly will be entitled to receive a pro-rated cash bonus for the year of termination based on target and number of days employed in the year of termination and medical coverage until the earlier of 12 months following the date of termination or the date he may be eligible to receive medical benefits elsewhere. Mr. Reilly is also entitled to immediate vesting of any restricted Share, option or other equity award to the extent of the vesting that would otherwise have occurred during the one year period following the termination, and will have six months from the date of termination to exercise any vested stock option award. In addition, in the event of a Change of Control, or if the executive dies or becomes disabled, then all Shares, options or other equity awards will immediately vest, or be released from our repurchase right. The benefits payable to Mr. Reilly upon his termination of employment are conditioned on his execution and non-revocation of a written release and continued compliance with the terms of the confidential, non-competition and non-solicitation agreement with the Company to which Mr. Reilly is subject.

In connection with his appointment as Chief Financial Officer, the Company also granted Mr. Reilly an option to purchase 70,000 Shares at an exercise price equal to the fair market value of the Shares on March 14, 2008. These options were scheduled to vest 25% on the first anniversary of the date of grant, with the balance to vest in 36 equal monthly installments thereafter.

The Company entered into a separation agreement with Dr. Cauwenbergh, effective March 31, 2008, consistent with the terms of Dr. Cauwenbergh’s Amended and Restated Employment Agreement, dated December 6, 2006. Under this separation agreement, Dr. Cauwenbergh received a payment of $676,000 consisting of 1.5 times his base salary of $338,000 plus his annual target bonus of $169,000. Dr. Cauwenbergh also received a payment of $42,250 representing a 25% pro rata portion of his annual target bonus for 2008. Dr. Cauwenbergh will also be entitled to continuation of his medical benefits for up to 12 months from his date of separation, or if earlier, until the date he becomes eligible for medical benefits from another employer. Any outstanding equity grant or award made prior to March 31, 2008 and still outstanding as of that date will continue to vest as long as Dr. Cauwenbergh remains in service as a member of the Barrier Board. As of the date Dr. Cauwenbergh ceases to serve as a member of the Barrier Board, any and all equity grants or awards made to him prior to March 31, 2008 and still outstanding which would have vested and become exercisable within the one year period following the date Dr. Cauwenbergh ceases to be a member of the Barrier Board, will become vested and/or exercisable as of that date. He will have a six month period after the date on which he ceases to serve on the Barrier Board in which to exercise any then outstanding vested equity awards which were granted prior to March 31, 2008.

The Company and Anne VanLent, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, agreed to a mutual separation, whereby Ms. VanLent stepped down as Chief Financial Officer of the Company on April 30, 2008. Under a separation agreement dated April 30, 2008, Ms. VanLent was entitled to benefits based substantially on the terms and conditions contained in her Amended and Restated Employment Agreement dated December 6, 2006. In connection with this mutual separation, the Company agreed to do the following: (i) pay to Ms. VanLent within 30 days of April 30, 2008 an amount equal to one times her base salary plus one times her target 2008 cash bonus, in a lump sum, less applicable withholdings, for a total payment equaling $369,000; (ii) within 30 days of April 30, 2008, pay to Ms. VanLent a pro rata bonus payment for 2008 which is equal to $31,967, which represents 33% of Ms. VanLent’s target 2008 annual cash bonus; (iii) the Company will continue Ms. VanLent’s medical benefits until the earlier of either (x) the end of the 12 month period following April 30, 2008 or (y) the date on which Ms. VanLent is eligible to receive medical benefits from another employer; (iv) pay to Ms. VanLent, within 30 days of April 30, 2008, the amount of any reasonable out-of-pocket business expenses properly incurred but not yet reimbursed; and (v) any outstanding equity grant or award made to Ms. VanLent prior to April 30, 2008 and still outstanding as of that date will accelerate such that all stock options or grants of restricted Shares will vest or be released from restriction in full as of April 30, 2008. She will have until December 31, 2009 to exercise any then outstanding vested equity awards which were granted prior to April 30, 2008.

The following table shows potential payments that might have been paid to our executive officers under their existing employment agreements for various scenarios involving a Change of Control or termination of employment of each of our executive officers, assuming a June 23, 2008 termination date and, where applicable, using the proposed Offer Price of $4.15 as set forth in the Merger Agreement.

	Involuntary	Involuntary
	Termination	Termination
	Without Cause or	Without Cause or
	for Good Reason	for Good Reason	Upon a
	Before a Change of	After a Change of	Change of
Named Executive Officer	Control	Control	Control(1)	Disability(2)

Alfred Altomari
Cash Severance	$740,000	$740,000	$—	$—
Cash Bonus	$88,456	$88,456	$—	$—
Continued Welfare	$20,238	$20,238	$—	$—
Acceleration Value of Stock Options	$90,000	$286,000	$286,000	$286,000
Acceleration Value of Restricted Stock	$51,186	$137,988	$137,998	$137,998

Total Value	$989,880	$1,272,682	$423,988	$423,988
Dennis P. Reilly
Cash Severance	$351,000	$351,000	$—	$—
Cash Bonus	$43,511	$43,511	$—	$—
Continued Welfare	$20,238	$20,238	$—	$—
Acceleration Value of Stock Options	$20,000	$63,500	$63,500	$63,500
Acceleration Value of Restricted Stock	$7,868	$21,456	$21,456	$21,456

Total Value	$442,617	$499,705	$84,956	$84,956
Albert C. Bristow
Cash Severance	$351,000	$351,000	$—	$—
Cash Bonus	$43,511	$43,511	$—	$—
Continued Welfare	$17,780	$17,780	$—	$—
Acceleration Value of Stock Options	$3,500	$10,500	$10,500	$10,500
Acceleration Value of Restricted Stock	$21,493	$59,897	$59,897	$559,897
Total Value	$437,284	$482,688	$70,397	$70,397
Braham Shroot, Ph.D.
Cash Severance	$442,800	$442,800	$—	$—
Cash Bonus	$54,891	$54,891	$—	$—
Continued Welfare	$13,064	$13,064	$—	$—
Acceleration Value of Stock Options	$7,500	$22,500	$22,500	$22,500
Acceleration Value of Restricted Stock	$12,969	$38,906	$38,906	$38,906
Total Value	$531,224	$572,161	$61,406	$61,406

(1)	The employment agreements for the executives provide for accelerated vesting of all outstanding equity rights held by each executive as of the date of a change of control, regardless of whether their employment is terminated.

(2)	The employment agreements for the executives provide for accelerated vesting of all outstanding equity rights held by each executive as of the date of the executive’s termination of employment on account of disability if the executive executes and does not revoke a release and continues to comply with the provisions of any confidentiality, non-competition or non-solicitation agreement with the Company to which the executive is subject.

Acceleration of Options and Cash-Out of Restricted Stock

Pursuant to the Merger Agreement, all unexercised Options to the extent outstanding and unvested immediately prior to the Effective Time will vest and become fully exercisable immediately prior to the Effective Time. At the Effective Time, each outstanding Option will be cancelled and the holder of the Option will receive cash equal to the product of (x) the excess, if any, of the Merger Consideration (as defined in the Merger Agreement) over the exercise price per Share of the Option multiplied by (y) the number of Shares subject to the Option, subject to applicable withholding taxes. If the exercise price of any Option equals or exceeds the Merger Consideration, such Option will be cancelled without payment of additional consideration, and all rights with respect to such Option will terminate as of the Effective Time.

The Company has granted equity awards to executive officers in the form of restricted Shares. The Merger Agreement provides that each restricted Share that is outstanding immediately prior to the Acceptance Time will become fully vested and all restrictions on such Shares will lapse. Holders of restricted Shares will be permitted to tender such Shares in the Offer subject to the terms and conditions of the Offer.

The table below sets forth the value that each executive officer will realize upon the accelerated vesting of his Options and the amount that will be payable to each executive officer (before any applicable withholdings) following consummation of the Merger with respect to restricted Shares held by the executive.

	Value Realized
	from Accelerated	Cash-Out of
	Vesting of	Restricted
Executive Officer	Options(1)	Stock(1)

Alfred Altomari	$286,000	$137,988
Dennis P. Reilly	63,500	21,456
Albert C. Bristow	10,500	59,897
Braham Shroot	22,500	38,906
Geert Cauwenbergh, Ph.D.(2)	51,000	266,642

(1)	The dollar amount for each executive officer in the “Value Received from Accelerated Vesting of Options” column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying unvested Options held immediately prior to the Effective Time. The dollar amount for each executive officer in the “Cash-Out of Restricted Stock” column is equal to the Offer Price multiplied by the number of restricted Shares held. For the purposes of this table, it is assumed that the Offer Price will be $4.15 per Share.

(2)	Dr. Cauwenbergh was the CEO of Barrier until March 31, 2008. He continues to serve as a member of the Barrier Board.

The table below sets forth the value that a director will realize upon the accelerated vesting of his or her Options.

Value Realized
from Accelerated
Vesting of
Non-Employee Directors	Options(1)

Peter Ernster	$36,000
Srinivas Akkaraju, M.D., Ph.D.	14,400
Robert E. Campbell(2)	21,194
Geert Cauwenbergh, Ph.D.	51,000
Carl W. Ehmann, M.D.	14,400
Edward L. Erickson	14,400
Charles F. Jacey, Jr.	14,400
Carol Raphael	14,400

(1)	The dollar amount for each director in the “Value Realized from Accelerated Vesting of Options” column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying unvested Options held immediately prior to the Effective Time.

(2)	Includes acceleration of 1,637 restricted stock units with a value of $6,794.

Share Purchases Under Employee Stock Purchase Plan and Equity Incentive Plans

Pursuant to the terms of the Merger Agreement, following the earlier to occur of (i) the end of the current purchase interval under Barrier’s employee stock purchase plan and (ii) the Acceptance Time, no additional payroll deductions (or other contributions) shall be made pursuant to Barrier’s employee stock purchase plan. Pursuant to the terms of the Merger Agreement, as of June 23, 2008, no participant in Barrier’s employee stock purchase plan shall be permitted to increase the rate of his or her payroll deduction under the plan above the rate in effect as of June 23, 2008 (or such lesser rate as may be reduced by such participant following June 23, 2008). Pursuant to the terms of the Merger Agreement, the rights of participants in Barrier’s employee stock purchase plan will be determined by treating the earlier of (i) the last business date of the current purchase interval under Barrier’s employee stock purchase plan or (ii) the last business day prior to the Acceptance Time, as the last date of such offering period, and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under Barrier’s employee stock purchase plan. Additionally, each equity compensation plan maintained by Barrier will be terminated as of the Effective Time and holders of any outstanding equity incentive awards will have no further rights under such plans, except as described below.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference, the Employment Agreements for the Company’s executive officers which are filed as Exhibits (e)(2)(A) to (e)(2)(D) to this Schedule and the Separation Agreements for the Company’s former executive officers which are filed as Exhibits (e)(2)(E) and (e)(2)(F) and are incorporated herein by reference.

Retention Bonus Plan.

Pursuant to the Merger Agreement, Purchaser will fund $1,000,000 to a retention bonus pool which will be used to pay retention bonuses that may be granted to Barrier employees pursuant to the Bengal Acquisition Inc. Retention Bonus Plan (the “Retention Plan”). All Barrier employees (other than executive officers and field employees (including Regional Sales Managers)) are eligible to receive retention bonuses pursuant to the Retention Plan, subject to their continued employment with Barrier through the earlier to occur of (i) the Effective Time and (ii) the date his or her employment is terminated by Barrier without cause. The amount of the retention bonus payable to each eligible Barrier employee will be determined by mutual agreement between Barrier and Parent and will be paid within 21 days following the Effective Time. The payment of any retention bonus pursuant to the Retention Plan will be contingent upon the closing of the Merger.

Indemnification of Executive Officers and Directors

The Merger Agreement provides that, from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable law, the Company’s Restated Certificate of Incorporation (“Certificate of Incorporation”), the Company’s Third Amended and Restated Bylaws (“Bylaws”), the organizational documents of any of its subsidiaries, when applicable, and any applicable indemnity agreements or contracts in effect on the date of the Merger Agreement, each of Barrier’s and its subsidiaries’ present or former directors and officers against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for reasonable legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each indemnified party), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation, in which any present or former director or officer of Barrier or any of its subsidiaries is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any of the current or former directors and officers of Barrier or its subsidiaries, in their capacity as such, taken prior to the Effective Time, subject to the Surviving Corporation’s receipt of an undertaking by such indemnified party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such indemnified party is not entitled to be indemnified under applicable law, provided, however, that the Surviving Corporation shall not be liable for any settlement effected without the Surviving Corporation’s prior written consent and shall not be obligated to pay the fees and expenses of more than one counsel for all indemnified parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation.

Directors’ and Officers’ Insurance

For the six-year period commencing immediately after the Effective Time, Barrier may, or Surviving Corporation will, obtain prior to the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the directors and officers of Barrier, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however that in no event will the surviving corporation be required to expend an annual premium for such coverage in excess of 250% of the last premium paid by Barrier for the insurance prior to the date of the Merger Agreement. The Surviving Corporation and each of its subsidiaries agreed to include and maintain in effect in their respective certificates of incorporation or bylaws (or similar organizational documents), for a period of six years after the Effective Time, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, in the aggregate with respect to each such entity, no less advantageous to the intended beneficiaries than the corresponding provisions contained in such organizational documents as of June 23, 2008.

The foregoing summary of the indemnification of executive officers and directors and Directors’ and Officers’ Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to exceptions set forth on disclosure schedules and a contractual standard of materiality different from those generally applicable to stockholders.

The Confidentiality and Standstill Agreement

In connection with the process leading to the execution of the Merger Agreement, Barrier and Parent entered into a Confidentiality and Standstill Agreement dated as of April 24, 2008 (the “Confidentiality and Standstill Agreement”). Pursuant to the Confidentiality and Standstill Agreement, as a condition to being furnished confidential information by Barrier, Parent agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between Barrier and Parent. In addition, pursuant to the terms of the Confidentiality and Standstill Agreement, Parent and Barrier agreed that, except as otherwise provided in a definitive agreement executed at some future time between Barrier and Parent in connection with a potential transaction, as of the date thereof and for period of six (6) months from the date on which Barrier and Parent terminate discussions concerning a potential transaction, neither Parent nor Barrier would directly or indirectly solicit (including initiate discussions with) for hire any of the officers or employees of the other party (other than persons who are no longer officers or employees of Barrier or Parent, as the case may be, at the time such discussions are initiated); provided that, Barrier and Parent would be permitted to solicit, hire or employ any person (i) who responds to general solicitation or advertisement that is not directed to employees of Barrier or Parent (including response to general advertisements) or (ii) any person who Barrier or Parent first solicit or enter into discussions with after termination of their employment with Barrier or the Company, as the case may be.

In addition, pursuant to the terms of the Confidentiality and Standstill Agreement, Parent agreed that, as of the date thereof and for a period of six months from the date the parties terminate discussions concerning a potential transaction, Parent would not (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, to cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, directly or indirectly, (i) to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Barrier or assets of Barrier; (ii) any tender or exchange offer, merger or other business combination involving Barrier; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Barrier; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of Barrier; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) or otherwise act, alone or in concert with others, to seek to control or influence the management, the Barrier Board or policies of Barrier; (c) take any action which might force Barrier to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The foregoing summary of the Confidentiality and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality and Standstill Agreement which is Exhibit (e)(3) to this Schedule and is incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, at the Acceptance Time, Parent is entitled to elect or designate directors to serve on the Barrier Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Barrier Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then-outstanding Shares. Promptly following a request by Parent, Barrier agreed to use its best efforts (including by amending the Bylaws of Barrier, if necessary) to cause the individuals so designated by Parent to be elected or appointed to the Barrier Board, including (at the election of Barrier) by increasing the size of the Barrier Board and/or by seeking and accepting the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Barrier Board. At such time, Barrier will also cause, if requested by Parent, the board of directors (or similar governing body) of each of Barrier’s subsidiaries to include persons designated by Parent constituting the same percentage of each such board as Parent’s designees constitute on the Barrier Board. From time to time after the Acceptance Time, Barrier agreed to take all actions necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Barrier Board on each committee of the Barrier Board and each committee of Barrier’s subsidiaries, in each case, to the fullest extent permitted by all applicable law and the rules of the NASDAQ Stock Market, LLC or NASDAQ, provided, however each committee will be comprised of at lease one (1) Independent Director (as defined below). If requested by Parent and permitted by the NASDAQ, promptly after the Acceptance Time, Barrier has agreed to take all action necessary to elect to be treated as a “controlled company” as defined by the NASDAQ and to make all necessary filings and disclosures associated with such status.

Until the Effective Time, the Barrier Board will have at least two (2) directors who were directors of Barrier on June 23, 2008, the date of the Merger Agreement, and who were not officers of Barrier or any of its subsidiaries (each, an “Independent Director”) provided, however, that if the number of Independent Directors is reduced below two for any reason whatsoever (or if immediately following consummation of the Offer there are not at least two then-existing directors of Barrier who are (a) Qualified Persons (as defined below) and (b) willing to serve as Independent Directors), then the number of Independent Directors required pursuant to the Merger Agreement will be one, unless the remaining Independent Director is able to identify a Qualified Person willing to serve as an Independent Director, in which case such remaining Independent Director will be entitled to designate any such Qualified Person to fill such vacancy, and such designated Qualified Person will be deemed to be an Independent Director for purposes of the Merger Agreement, or if no Independent Directors then remain, the other directors shall be required to designate two Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The Merger Agreement provides certain actions of Barrier may only be authorized by a majority of such Independent Directors (and will not require any additional approval by the Barrier Board). The Company anticipates that each of Peter Ernster and Edward Erickson shall be the Independent Directors.

For purposes of the Merger Agreement, the term “Qualified Person” means a person who is not then an officer or affiliate of Barrier, Parent or any of their respective subsidiaries; it being understood that, for purposes of this definition, a person that would otherwise be considered an affiliate of Barrier shall not be deemed an affiliate of Barrier solely because he or she is a director of Barrier.

The foregoing summary concerning representation on the Barrier Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Recommendation

The Barrier Board recommends that you accept the Offer and tender your Shares pursuant to the Offer. After careful consideration by the Barrier Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, at a meeting that began on June 22, and carried into the morning of June 23, 2008, the Barrier Board, among other things:

(i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement with Parent and Purchaser,

(ii) approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Merger and the Top-Up Option (as defined in the Merger Agreement) and the issuance of Common Stock upon the exercise of the Top-Up Option and the other transactions contemplated thereby, and

(iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement.

In particular, the Barrier Board believes that the Offer offers premium value to the Company’s stockholders on an accelerated timetable, and is likely to be completed. A letter to the Company’s stockholders communicating the Barrier Board’s recommendation is filed herewith as Exhibit (a)(2) and is incorporated herein by reference in its entirety.

(b)	Background and Reasons for the Recommendation

Background.

In early 2007, as a result of certain delays and clinical failures with respect to its pipeline products, Barrier’s Board began discussing ways to improve Barrier’s strategic position in the industry and strategies to enhance stockholder value beyond internal development of its research and development pipeline, including, but not limited to, acquisitions, in-licensing and out-licensing strategic partnerships, mergers and financing transactions. On February 14, 2007, the Barrier Board established a Transaction Committee of the Barrier Board to assist management in analyzing Barrier’s strategic alternatives going forward. The Transaction Committee members were Peter Ernster, Srinivas Akkaraju, M.D., Ph.D. and Edward L. Erickson.

In the Spring of 2007, Barrier explored the possibility of a business combination with a peer company in the industry (the “Combination Candidate”). As part of its evaluation of that opportunity, Barrier determined to conduct a market test to explore interest by others regarding a potential business combination with Barrier.

On June 15, 2007, Barrier engaged J.P. Morgan Securities Inc. (“JPMorgan”) as its financial advisor and instructed JPMorgan to identify, analyze and commence discussions with potential acquirers of Barrier. In June 2007, JPMorgan contacted 13 potential strategic buyers, three of which executed confidentiality agreements with Barrier.

Subsequently, after preliminary diligence, the Combination Candidate informed Barrier that it had decided not to pursue a transaction with Barrier. Of the 13 potential buyers contacted by JPMorgan, only one submitted an indication of interest to acquire Barrier; however, the discussions with that company failed to result in a definitive proposal to acquire Barrier.

After concluding the market check process, Barrier focused on an equity financing and also began to focus on alternative strategic transactions. In September 2007, Barrier completed a registered direct offering pursuant to which Barrier sold an aggregate of 5,547,870 Shares at $5.75 a Share, which offering was expected to provide sufficient cash flow for approximately 24 months, based on Barrier’s then current internal financial forecasts. JPMorgan served as placement agent for this offering.

In October 2007, a mid-sized privately-held commercial dermatological company with marketed prescription and over-the-counter products (the “Potential Acquisition Target”) launched an auction to attract bids from potential acquirers. On October 19, 2007, Barrier held a teleconference with the Transaction Committee to discuss management’s interest in the Potential Acquisition Target. Between October 25, 2007 and October 31, 2007, Barrier met with investment bankers to discuss the possible acquisition of the Potential Acquisition Target, and Barrier retained an investment banker as its financial advisor (the “Acquisition Investment Banker”) to analyze a potential acquisition of the Potential Acquisition Target.

On November 7, 2007, the Barrier Transaction Committee met to discuss the possible acquisition and discussed strategy to formulate a bid for the acquisition of the Potential Acquisition Target. On November 8, 2007, Barrier submitted an initial bid to acquire the Potential Acquisition Target and began to explore financing to fund the proposed acquisition. On December 12, 2007, the Barrier Board met for a regularly scheduled meeting. During this meeting the Board received an update from Barrier’s management and Transaction Committee regarding the potential acquisition. The Board discussed the strategic rationale for the transaction as well as certain risks and challenges, including the potential dilution of utilizing equity to finance a portion of the transaction and the potential financial risk of utilizing debt. Following the discussion, the Board instructed management to continue to pursue the transaction with guidance from the Transaction Committee. The Board then discussed the various strategic alternatives which had been considered during 2007 and agreed that during the first half of 2008 it would discuss a process for continuing to seek, evaluate and consider additional strategic alternatives.

During December 2007 and January 2008, Barrier conducted due diligence with respect to the Potential Acquisition Target and continued to seek sources for, and negotiate the terms of, financing for the potential acquisition. On January 24, 2008, Barrier submitted a revised bid for the Potential Acquisition Target. On January 29, 2008, the Potential Acquisition Target informed Barrier that it would conduct a third round of the auction process and indicated that Barrier was a finalist and asked Barrier to submit any new or revised bids by

February 14, 2008. On February 13, 2008, the Transaction Committee approved Barrier’s revised bid proposal and the proposed financing arrangement to fund the acquisition, subject in each case to the full Barrier Board’s approval if the bid was accepted. On February 14, 2008, Barrier executed a term sheet with a financial institution to obtain financing to fund the proposed acquisition (the “Financier”). On the same date, Barrier submitted its “final” bid for Potential Acquisition Target, along with an Agreement and Plan of Merger for execution.

On February 19, 2008, the Barrier Board met to discuss strategic alternatives generally and the acquisition of Potential Acquisition Target specifically. At the meeting JPMorgan reviewed with the Board various types of strategic arrangements, including a private separation of assets, public market separation of assets, and mergers and acquisitions. The Barrier Board discussed the fact that the outcome of the transactions being pursued, including the potential outlicensing of the Company’s Pramiconazole product candidate and the acquisition of the Potential Acquisition Target, would affect the types of transactions to be considered. At that meeting, there was also consensus that a spin-out of the international assets should be further investigated. Following the presentation by JPMorgan, the Barrier Board reviewed a presentation by Acquisition Investment Banker and thereafter approved the Potential Acquisition Target transaction on the terms set forth in its final bid. On February 23, 2008, the Potential Acquisition Target communicated to Barrier that its final bid proposal was not acceptable and, subsequently, offered exclusivity to another bidder.

On April 8, 2008, the Barrier Board met for a regularly scheduled meeting. During this meeting, management provided an overview of the business, including the failure to meet first quarter projected revenues. During this meeting management presented, and the Board considered, an opportunity to enter an auction process to potentially bid on an approved dermatology product. Following the discussion it was agreed that due to the anticipated purchase price and the competitive nature of the auction, Barrier should not pursue this product but should continue working with JPMorgan and the Transaction Committee to identify potential strategic alternatives.

On April 11, 2008, Barrier received an unsolicited letter of interest from Stiefel, whereby Stiefel offered to purchase Barrier for $5.00 per Share, which represented a one-day premium of 52% from the closing stock price of $3.30 per Share on April 10, 2008. The offer was subject to customary due diligence by Stiefel of the business, financial condition and operations of Barrier. At a Barrier Board meeting held on April 18, 2008, Barrier’s Board discussed Stiefel’s letter of interest with JPMorgan and Morgan, Lewis & Bockius LLP (Barrier’s legal counsel), the current state of Barrier’s business, the market view of Barrier and potential alternative strategic transactions, including whether to conduct another market test of alternative bidders. On April 21, 2008, JPMorgan indicated to Stiefel that the Barrier Board was not prepared to accept the $5.00 per Share offer but the offer was sufficiently attractive to allow Stiefel to conduct due diligence and to warrant a meeting between the management teams of Barrier and Stiefel. Barrier and Stiefel executed a Confidentiality and Standstill Agreement on April 24, 2008, and Barrier began sharing confidential information with Stiefel as part of Stiefel’s due diligence review.

On April 29, 2008, Barrier released its financial results for the first quarter of 2008, ended March 31, 2008 (the “2008 First Quarter Earnings”). Pursuant to the 2008 First Quarter Earnings, Barrier reported a net loss for the first quarter of 2008 of $14 million. The last reported sale price of Barrier Common Stock on April 29, 2008, was $1.93 per Share, representing a 4% decline from the last reported sale price on the day before the earnings announcement. On April 30, 2008, Barrier executed an engagement letter whereby it retained JPMorgan as its financial advisor in connection with the potential sale of Barrier, the terms of which superseded those set forth in the engagement letter between Barrier and JPMorgan dated June 15, 2007. Also on April 30, 2008, Barrier and Stiefel made respective management presentations to each other and the party’s respective counsel and financial advisors and discussed their respective businesses and strategies and the synergies that could arise from a combination of the two companies. In particular, Barrier management discussed its strategic direction and provided an overview of the regulatory status and clinical development plans for Barrier’s product candidates. Barrier also provided Stiefel with a draft merger agreement structuring the transaction as a tender offer followed by a second-step merger, as such structure was discussed by the parties at their meeting earlier in the day.

Between May 2, 2008 and the execution of the Merger Agreement, Stiefel continued to conduct due diligence in connection with the proposed transaction with Barrier. In addition, throughout this period, representatives of Stiefel, including its legal counsel and financial advisors, periodically contacted Barrier and its representatives regarding due diligence matters.

In early May 2008, the Acquisition Investment Banker and Barrier were informed that the Potential Acquisition Target decided not to move forward with the other bidder. In addition, Barrier was informed that the Potential Acquisition Target posted positive top line growth and had experienced several positive events with respect to its business. At a meeting of the Transaction Committee on May 5, 2008, Barrier determined to resume discussions regarding the acquisition of the Potential Acquisition Target and to contemporaneously permit Stiefel to conduct extensive due diligence. The Transaction Committee also authorized Barrier to recommence due diligence in connection with the Potential Acquisition Target in order to become comfortable with the issues that previously deterred Barrier from submitting a higher bid in February.

On May 12, 2008, management from both Barrier and Potential Acquisition Target met to provide updates regarding their respective businesses and to engage in negotiations regarding the proposed acquisition.

On May 21, 2008, Barrier management held a teleconference with the Transaction Committee to provide an update on Stiefel’s ongoing due diligence and to review the terms of a proposed bid to acquire the Potential Acquisition Target. Following that call, Barrier submitted a revised all-cash bid for Potential Acquisition Target, subject to full Board approval and Barrier obtaining acceptable financing if the bid was accepted.

On May 23, 2008, representatives of Stiefel and Barrier’s development group met via video conference for further diligence on Barrier’s development programs and capabilities.

On May 29, 2008, Stiefel submitted a revised proposal for $4.00 per Share, representing a one day premium of 59% as of May 29, 2008. Stiefel indicated that it had lowered its per Share bid due to information obtained during the due diligence process in addition to the information regarding Barrier’s financial condition set forth in Barrier’s press release dated April 29, 2008. The revised proposal further indicated that it was not subject to financing, and that Stiefel would be in a position to execute a definitive merger agreement by June 6, 2008. Stiefel also provided a draft merger agreement to Barrier on May 29, 2008.

In late May 2008, the Potential Acquisition Target communicated to Barrier’s Chief Executive Officer, Al Altomari, that Barrier’s bid for the Potential Acquisition Target may be insufficient to obtain approval of the acquisition; and he communicated the parameters that Barrier would need to reach for its bid to be approved, which included Barrier equity to participate in the upside of the combined business and a five year manufacturing agreement with an affiliate of Potential Acquisition Target.

On May 30, 2008, Barrier and Acquisition Investment Banker participated in a conference call with the Financier to discuss updates regarding the business of Barrier and the Potential Acquisition Target. The Financier communicated that it was still willing to provide financing to fund the proposed acquisition, subject to bring down due diligence.

On June 4, 2008, the Barrier Board met for a regularly scheduled meeting and received an update regarding Barrier’s business, the opportunities presented by the proposed acquisition of the Potential Acquisition Target and the proposed sale to Stiefel. The Board discussed with JPMorgan contacting any other parties that might be potentially interested in a business combination with Barrier, but determined that in light of the Company’s prior market check and the two ongoing active transaction discussions, such action was more likely to create a detrimental distraction than to result in an alternative superior offer. Barrier’s Board directed JPMorgan to request the best and final offer from Stiefel, as well as to explore whether Stiefel had any interest in a strategic transaction short of a full combination. The Barrier Board also considered that Barrier had not received other unsolicited inbound interest and that any bona fide acquirer could submit a superior proposal after Barrier entered into a definitive merger agreement. The Barrier Board then discussed the potential acquisition, including business updates regarding Barrier’s operations and the Potential Acquisition Target’s operations, the market synergies of Barrier’s and the Proposed Acquisition Target’s existing and new products and the proposed terms of the financing. Barrier’s Board authorized Barrier to submit a final bid on the terms discussed to acquire the Proposed Acquisition Target. It was the unanimous consensus of the Barrier Board that completing either the acquisition of the Potential Acquisition Target or the sale to Stiefel would be more likely to maximize stockholder value than would Barrier’s continuing to operate independently on a stand alone basis. On the same date, Barrier submitted its final bid to the Potential Acquisition Target.

On June 4, 2008, JPMorgan, at the request of Barrier’s Board, spoke with Stiefel’s investment banker and provided feedback from Barrier’s Board. JPMorgan indicated that the Barrier Board was disappointed at the level of Stiefel’s bid and felt that it was not adequate. JPMorgan also discussed that the current proposal did not seem to properly value the pipeline and scientific capability of the Company. JPMorgan discussed the confidential information provided to Stiefel during the diligence process and the intrinsic value not recognized by the public market. JPMorgan also encouraged Stiefel’s investment banker to consider other creative means to close the valuation gap, including but not limited to, contingent value rights. JPMorgan requested a revised proposal from Stiefel as soon as possible.

On June 5, 2008, the Proposed Acquisition Target orally indicated that the material terms of the Barrier bid would be acceptable, subject to mutual agreement on the terms of a definitive agreement.

On June 9, 2008, JPMorgan spoke with Stiefel’s investment banker, who indicated that Stiefel could raise its bid to $4.10 per Share, but such amount represented full value for the Company, including its pipeline and scientific capability.

Also on June 9 and June 10, 2008, management from both Barrier and Potential Acquisition Target met to finalize the terms of the transaction documents and other open business issues.

On June 11, 2008, the Transaction Committee met to discuss Stiefel’s revised offer as well as the proposed acquisition of the Potential Acquisition Target, including the terms of the financing, which now included an equity component in order to provide Barrier with additional operating cash. As a result of its discussions, the Transaction Committee determined that Barrier should continue to negotiate with respect to both strategic alternatives and present the best terms for both alternatives to the full Barrier Board for its consideration. Also on June 11, 2008, the parties executed an exclusivity agreement that prohibited the Potential Acquisition Target from soliciting other buyers, with an exclusivity period ending on June 18, 2008.

On June 12, 2008, Barrier sent a letter to Stiefel indicating disappointment with the revised $4.10 offer submitted by Stiefel. Barrier communicated that it believed it had significantly higher inherent value. Barrier indicated to Stiefel that a sale to Stiefel was not the sole strategic transaction being contemplated by Barrier, and Barrier would move forward with the strategic alternative that promised the best long-term value for its stockholders if Stiefel and Barrier were unable to quickly reach an agreement. Barrier informed Stiefel that its offer of $4.10 per Share was not sufficient, but Barrier was willing to entertain an offer of at least $4.50 per Share. Barrier requested that Stiefel provide its best and final offer by June 16, 2008 for consideration by Barrier’s Board at a special meeting called for June 17, 2008.

In its letter dated June 16, 2008, Stiefel submitted a final offer of $4.20 per Share, which represented a one-day 100% premium over the closing price of Barrier’s Common Stock of $2.10 on June 13, 2008. In its letter, Stiefel set forth the reasons for reducing its bid from $5.00 per Share, which included: (i) Barrier’s sales for marketed products were lower than expected for the first quarter of 2008, which impacted Stiefel’s long-term view of the sales potential and value for those products; (ii) the low probability that Barrier’s Rambazole product would ever receive approval by the U.S. Food and Drug Administration; (iii) the launch of Barrier’s Pramiconazole has been delayed since the internal development program is on hold due to constrained financial resources; (iv) Barrier’s projected additional research and development (“R&D”) costs for Pramiconazole are higher than Stiefel expected; (v) the progress toward a solid oral dosage form of Pramiconazole was not as far along as Stiefel anticipated; (vi) launch of Barrier’s Hivenyl product has been significantly delayed; (vii) the R&D expenses are higher than Stiefel expected; and (viii) Barrier’s cash position at the close of the transaction will be significantly lower than Stiefel initially expected. Stiefel recognized that Barrier has other strategic alternatives, but it expressed disbelief that any alternative is as attractive to Barrier and its stockholders as the proposed transaction with Stiefel. Stiefel continued to express interest in consummating a transaction with Barrier and expressed a belief that final due diligence could be completed and that a definitive merger agreement could be executed by June 20, 2008. Stiefel requested that Barrier indicate an interest in moving forward based on its revised bid no later than midnight on June 17, 2008, at which time, Stiefel would extend its proposal to midnight on June 20, 2008 to allow the parties to enter into a definitive merger agreement.

Also on June 16, 2008, Barrier, Parent and Potential Acquisition Target circulated final drafts of the transaction documents for final review and approval by their respective boards of directors and the stockholders of the Potential Acquisition Target.

On June 17, 2008, the Barrier Board met and, following a business update from management, discussed both strategic transactions. The Acquisition Investment Banker presented its fairness opinion and stated that the proposed acquisition was fair from a financial point of view. Management reported that the Financier had delivered a financing commitment letter, subject to negotiation of final documents at a meeting scheduled for the morning of June 20, 2008 and its investment committee approval. The financing involved quarterly interest payments based on a percentage of net sales of all of the Company’s product revenues, future bullet payments of principal and a sale of equity to the Financier. JPMorgan updated the Barrier Board with respect to the Stiefel transaction and indicated its belief, based upon its discussions with Stiefel’s financial advisor, that $4.20 per Share was Stiefel’s best and final offer and also indicated that, subject to completion of definitive agreements, it would be prepared to render an opinion to Barrier’s Board that the proposed purchase price of $4.20 per Share was fair, from a financial point of view, to Barrier’s stockholders. The Barrier Board discussed the possibility of entering into an exclusivity agreement with Stiefel. After discussion, the Barrier Board requested management to provide additional information relating to an integration plan for the Potential Acquisition Target and a presentation as to how it would manage and mitigate certain risks, including the risk of missing projected sales targets (it was noted that Barrier has a consistent history of missing sales targets), risks and costs from the leverage created by acquisition financing and integration risks. In particular, the Barrier Board requested an analysis of whether Barrier could remain solvent if revenues are 80% of base case projections. The Barrier Board determined to adjourn until the afternoon of June 20, 2008 when all requested information could be presented and all final documents could be considered.

On June 18, 2008, Barrier provided its mark-up of the Merger Agreement and disclosure schedules to Stiefel and responded to Stiefel’s final due diligence questions. Included in the final due diligence was an estimate of $750,000 of costs relating to pursuing the acquisition of Potential Acquisition Target, a severance policy that had been approved in May, 2008 by the Barrier Compensation Committee, but not yet submitted to the Barrier Board, and revised cash flow projections. Barrier also continued to negotiate the financing document terms with Financier.

On the morning of June 20, 2008, Stiefel indicated that it desired to have Barrier employees subject to its severance policy post-transaction and would reduce its bid by any incremental severance costs as well as the amount of any transaction costs in connection with Barrier’s pursuit of an alternate transaction. Stiefel further indicated that unless Barrier entered into an exclusivity agreement to exclusively negotiate the completion of the contemplated Stiefel transaction following the Barrier Board meeting later that afternoon, Stiefel would cease all pursuit of the transaction. Barrier’s counsel and Stiefel’s counsel negotiated the material terms of the Merger Agreement with the major open issues being: (i) the size of the proposed break-up fee and conditions for termination and payment thereof, (ii) the severance policy applicable to Barrier employees following consummation of the Merger, (iii) responsibility for the expenses related to the failed acquisition; (iv) the definition of Company Material Adverse Effect in the Merger Agreement; (v) the “no shop” provision; and (vi) the conditions to the Offer. Stiefel’s counsel indicated that Stiefel would agree in writing to extend its then current offer of $4.20 less any incremental severance expenses and acquisition expenses in return for an exclusivity period that would remain open for seven days to complete definitive documentation.

Also, on the morning of June 20, 2008, Barrier and the Financier negotiated the financing documents for the purchase of the Proposed Acquisition Target and reached an agreement on all material terms.

On the afternoon of June 20, 2008, Barrier’s Board met to consider both strategic transactions. JPMorgan presented an update with respect to the proposed transaction with Stiefel and indicated that, based upon its discussions with Stiefel’s financial advisor, Stiefel’s current bid of $4.18 per Share ($4.20 less estimated acquisition costs) was its best and final offer and represented a one-day premium of approximately 138% from the $1.76 closing price of that afternoon. JPMorgan indicated, subject to completion of definitive agreements, it would be prepared to render an opinion to Barrier’s Board that the proposed purchase price of $4.18 per Share was fair, from a financial point of view, to Barrier’s stockholders. Barrier management then presented its acquisition integration plan, including introducing to the Barrier Board a proposed new executive who would lead the integration and outside consulting firm who would provide integration support. Management responded to the Barrier Board’s prior information requests and questions, including indicating that the business model continued to work at 85% of projected base case revenues, but Barrier would become insolvent in the absence of value reducing cuts or incremental revenues from strategic alliances of pipeline products, at 80% of projected base case revenues. In addition, the Barrier standalone cash forecast indicated a fund raising would be required within the next 12 months. The Barrier Board discussed the risks associated with the acquisition of the Potential Acquisition Target, including: (i) success of the proposed acquisition required the combined business to grow as projected, and certain directors expressed skepticism regarding the accuracy of the projections and the likelihood of Barrier achieving them; (ii) success of the combined business would require the timely approval of the Hyphanox product and for the product to achieve the projected sales following launch; (iii) the proposed acquisition would result in approximately a 20% equity dilution; (iv) the lack of certainty of the available borrowing amount, terms and timing for implementing a replacement line of credit with a bank lender willing to enter into the form of subordination agreement required by the Financier; and (v) the combined business may require subsequent financing to become self-sustaining if management’s revenue projections are not achieved. After a discussion of the risks associated with the proposed acquisition, a majority of the directors approved exclusively pursuing the sale transaction with Stiefel. The Board instructed its Chairman to request that JPMorgan communicate with Stiefel Barrier’s interest to move forward, but with a desire to raise the price back to $4.20 per Share, to put in place a reasonable employee retention plan so the value of the business does not deteriorate prior to closing and to reduce the break-up fee to 3% of the aggregate Merger consideration, including expenses. The Barrier Board agreed to convene a Board meeting at 10:00 p.m. on Sunday, June 22, 2008 to consider the final Merger Agreement. Later that evening, with authorization from the Barrier Board, Barrier entered into the exclusivity agreement required by Stiefel and informed the Potential Acquisition Target and the Financier that it would not continue to pursue a transaction with them at that time. Pursuant to the terms of the exclusivity agreement, Barrier agreed that until June 27, 2008, it would not, directly or indirectly, initiate, solicit or knowingly encourage or facilitate another proposal; participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to Barrier or any of its subsidiaries, or otherwise cooperate with, facilitate or assist any person in connection with another proposal; approve, endorse or recommend another proposal; enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to another; or resolve, propose or agree to do any of the foregoing actions.

On June 21 and 22, 2008, Barrier’s counsel and Stiefel’s counsel finalized the terms of the Merger Agreement, Barrier delivered to Stiefel final disclosure schedules and Barrier’s management and Stiefel’s management worked out the terms for a retention plan to retain employees until the merger transaction could be completed. Stiefel’s counsel sent to Morgan Lewis a form of Stockholder Support Agreement which it indicated Stiefel required to be entered into by Geert Cauwenbergh, Ph.D., the founder of Barrier and a member of the Board, and JPMP Capital Corp. and its affiliates, which has one of its partners on the Board, to tender all of their Shares (624,613 Shares (1.8%) and 2,656,839 Shares (7.5%), respectively), which Morgan Lewis forwarded to them for their independent review. JPMorgan sought again to have the price increased back to $4.20 per Share, but Stiefel refused. Stiefel agreed to implement a retention plan funded with an aggregate of $1,000,000 to be agreed upon within seven days after the execution of the Merger Agreement. Stiefel further indicated that it would not proceed without a break up fee of $4,500,000 plus reimbursement for up to $1,200,000 of expenses and its current position with respect to the terms of the non-solicitation covenant and termination terms were part of its final offer. Stiefel then indicated that following completion of its due diligence that its final price offer was $4.15 per Share. On June 22, 2008, Stiefel’s counsel sent a substantially final version of the Merger Agreement, which included a proposed price of $4.15 per share, net to the seller in cash, without interest thereon, which reflected the final Offer terms described above to Morgan Lewis (which forwarded it to the Barrier Board, along with a copy marked to show changes to the draft distributed to the Board the previous evening).

At a special meeting of the Barrier Board that began on the evening of June 22 and carried into the morning of June 23, Barrier’s counsel and investment bankers described progress made over the weekend and final due diligence issues being resolved. Barrier’s counsel made a presentation to the Barrier Board summarizing the key terms of the proposed Merger Agreement. The Board discussed its financial, business and other transactional considerations in considering the Merger Agreement. JPMorgan then rendered its oral opinion, subsequently confirmed in writing, to the Barrier Board to the effect that, as of that date and based upon and subject to the matters set forth in JPMorgan’s opinion, the merger consideration of $4.15 per Share to be received by holders of the

Common Stock in the Offer and the Merger was fair, from a financial point of view, to those holders. The full text of the written opinion of JPMorgan dated June 23, 2008 is attached as Annex II. After considering the proposed terms of the Merger Agreement and the various presentations, as well as the resolutions to be adopted by the Barrier Board in connection with the transaction, the Barrier Board then (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of Barrier and its stockholders, (ii) approved and adopted the Merger Agreement, including the Offer, the Merger, the Top-Up Option and the issuance of Shares upon the exercise thereof and the other transactions contemplated thereby and (iii) recommended that the stockholders of Barrier accept the Offer, tender their Shares pursuant to the Offer and if required by law to consummate the Merger, vote their Shares in factor of approval and adoption of the Merger Agreement. Thereafter, Barrier, Stiefel and Merger Sub executed the Merger Agreement early in the morning on June 23, 2008.

On June 23, 2008, Barrier and Stiefel each issued a press release announcing the execution of the Merger Agreement and related transactions.

Reasons for the Recommendation

In the course of reaching its determinations to approve the Offer and approve and adopt the Merger Agreement and other transactions contemplated thereby and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Barrier Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Offer and the Merger, each of which the Barrier Board believed supported its determinations:

Financial Considerations.  The Barrier Board considered certain financial factors and benefits, including:

•	the $4.15 per Share price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the Merger, which represents a 136% premium over the closing price per Share on June 20, 2008, the business day before the Company signed the Merger Agreement, and a 73% premium over the average price per Share over the past 30 days;

•	the expectation that the Company’s stock price would continue in the range of its current level, even following announcement of an acquisition of the Potential Acquisition Target, potentially for several years until the Company had demonstrated its ability to execute the synergies from the proposed acquisition and successfully brought to market its pipeline products;

•	the fact that the Merger Agreement resulted from a process in which the Offer was the only definitive offer by any party in the process and the Barrier Board’s resulting belief that, after consultation with its advisor, JPMorgan, it was unlikely for another party to be willing to offer a price in excess of the Offer Price;

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders; and

•	the financial analyses of JPMorgan presented to the Barrier Board at its meeting that began on June 22, and carried into the morning of June 23, 2008, and JPMorgan’s written opinion, dated June 23, 2008, to the Barrier Board to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the price per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan, dated June 23, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex II to this Schedule and incorporated herein by reference.

Business Considerations.  The Barrier Board considered certain business factors and benefits, including:

•	the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent company, both with and without a combination with Potential Acquisition Target. The Barrier Board discussed the Company’s current financial plan, working capital and cash position, including the risks associated with achieving and executing upon the Company’s business plan, the incremental risk of doing so in combination with the Potential Acquisition Target, as well as the general risks of market conditions that could further reduce the Company’s stock price. The Barrier Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan, proposed integration of operations, and prospects, all in an unstable economic environment, unless the Common Stock was acquired for cash;

•	the potential impact of high leverage from financing the acquisition of the Potential Acquisition Target, particularly in light of the Company’s existing working capital lender indicating that it would not continue its capital line following the proposed acquisition, although management indicated other potential lenders who previously worked with the Financier would be interested on yet to be identified terms;

•	the business reputation of Stiefel and its management and the substantial financial resources of Stiefel would permit Stiefel to maximize the value of the Company’s pipeline in a manner that Barrier could not do as an independent entity, since the development of several Barrier pipeline products was delayed due to Barrier’s lack of working capital, which justifies the rationale for Stiefel being willing to pay a significant premium, and more than any other potential bidder who could not realize equivalent synergies, which the Barrier Board felt was reflected in the price of Stiefel’s Offer; and

•	the Barrier Board believed that an acquisition transaction with Stiefel could be completed relatively quickly and in an orderly manner.

Other Transactional Considerations.  The Barrier Board also considered certain transactional factors and benefits, including:

•	the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the Merger Agreement and the facts that (1) neither the Offer nor the Merger are subject to a financing condition, (2) the conditions to the Offer are specific and limited, and a majority are not within the control or discretion of Stiefel and, in the Barrier Board’s judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $4,500,000 termination fee plus expenses of up to $1,200,000, and its belief, after consulting with Barrier’s counsel and JPMorgan, that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

•	Stiefel’s financial condition and its ability to complete the Offer and the Merger;

•	the two-step structure of the transaction, which would enable stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second-step Merger in which stockholders who have not tendered their Shares in the Offer will receive the same cash price as is paid in the Offer;

•	the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion; and

•	the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

In the course of its deliberations, the Barrier Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transaction, including:

•	the lost opportunity of realizing the synergies from the proposed combination of the Company and the Potential Acquisition Target and resulting upside to stockholders which may have exceeded the Offer Price if certain events happened and certain assumptions were fulfilled;

•	the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals;

•	the restriction that the Merger Agreement imposes on terminating the Merger Agreement to pursue a Superior Proposal;

•	the fact that the Company must pay Parent a termination fee of $4,500,000 plus expenses of up to $1,200,000 if the Company terminates the Merger Agreement due to the receipt of a Superior Proposal;

•	the possibility that the termination fee and expense reimbursement payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated, affect the Company’s ability to engage in another transaction for up to 12 months following the termination date should the Offer not be completed;

•	the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, which the Barrier Board sought to mitigate by adopting the retention plan;

•	the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization, and to preserve its current relationships with which it has significant business relations, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Barrier Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Barrier Board. After considering these factors, the Barrier Board concluded that the positive factors relating to the Merger Agreement and the Offer substantially outweighed the potential negative factors. The Barrier Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the Barrier Board believed were appropriate. In view of the wide variety of factors considered by the Barrier Board in connection with its evaluation of the Offer, the Merger and the related transactions and the complexity of these matters, the Barrier Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Barrier Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, and above under “Reasons for the Recommendation,” the Barrier Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser into the Offer.

(c)	Intent to Tender

To the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase or exercising options (for a description of the treatment of Options in connection with the Offer and Merger Agreement, see Item 3) and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

At the request of Stiefel, Geert Cauwenbergh, Ph.D. and JPMP Capital Corp. and its affiliates, have entered into Stockholder Support Agreements in which they contractually agreed to tender all of their Shares (624,613 Shares (1.8%) and 2,656,839 Shares (7.5%), respectively). The foregoing summary of the Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Stockholder Support Agreements which are Exhibits (d)(1)(B) and (d)(1)(C) to the Offer to Purchase.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Financial Advisors to the Company in Connection with a Strategic Transaction

Please refer to the disclosure regarding the Company’s engagement of JPMorgan as its financial advisor in connection with the Merger under “Opinion of J.P. Morgan Securities Inc.” on page 29 of this Schedule.

Stiefel has engaged Mellon Investor Services LLC (“Mellon”) to provide assistance in connection with communications with the Company’s stockholders with respect to the Offer. Stiefel has agreed to pay customary compensation to Mellon for such services. In addition, Stiefel has agreed to reimburse Mellon for its reasonable out of pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

During each year while in service to the Company’s Board, a non-employee director receives an annual option grant to purchase 10,000 Shares to vest fully on the first anniversary after grant. Additionally, the Chairman of the Board, receives an annual option grant to purchase 25,000 Shares to vest fully on the first anniversary after grant. On June 4, at the annual meeting of stockholders, each of the Company’s non-employee directors, except for Geert Cauwenbergh, Ph.D. and Alfred Altomari received a grant of an option to purchase 10,000 Shares. The Company’s Chairman received a grant of an option to purchase 25,000 Shares and a special one-time option grant of 5,000 Shares. Such options were granted at an exercise price of $2.71, are immediately exercisable, and become fully vested on June 3, 2009. On the same date, Mr. Ernster also received a one-time grant of 5,000 Shares at an exercise price of $2.71, which is fully vested on the date of grant and immediately exercisable.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Barrier Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Top-Up Option

Pursuant to the terms of the Merger Agreement, Barrier has granted the Parent and Purchaser an assignable and irrevocable option (the “Top-Up Option”) to purchase from Barrier, at a price per share equal to the Offer Price, the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares then-outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) or (ii) the aggregate number of Shares that Barrier is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only once, at such time as the Purchaser owns at least 80% of the Shares then-outstanding. To exercise the Top-Up Option, Purchaser or Parent must give notice of their election to exercise the Top-Up Option prior to the tenth business day after the later of the expiration date of the Offer or the expiration date of any subsequent offering. The purchase price may be paid by Parent or Purchaser, at its election, either entirely in cash or by executing and delivering to Barrier a promissory note having a principal amount equal to the purchase price. Any such promissory note will bear interest at the rate of 3% per annum, and will mature not later than the fifth anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Parent or Purchaser may exercise the Top-Up Option, in whole or in part, at any time at or after the Acceptance Time and prior to the earlier of (x) the Effective Time and (y) the termination of the Merger Agreement, provided, however, that the Top-Up Option is not exercisable unless, immediately after the exercise of the Top-Up Option and the issuance of Shares pursuant thereto, Parent and Purchaser will collectively hold at least 90% of the Shares then-outstanding (assuming the issuance of Shares pursuant to the Top-Up Option). The obligation of Barrier to issue Shares in connection with the exercise of the Top-Up Option is subject to the conditions that (a) no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Shares in respect of such exercise; (b) the issuance of Shares pursuant to the Top-Up Option would not require approval of Barrier’s stockholders under applicable law or regulation (including, without limitation, the NASDAQ rules and regulations, including Section 4350); and (c) Parent or Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Parent and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of Barrier’s stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger.

Anti-Takeover Statutes and Provisions

Barrier is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Assuming the that (i) neither Parent nor Purchaser owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire any Shares except as provided in the Merger Agreement, and (ii) Parent and its affiliates do not, collectively, own (directly or indirectly, beneficially or of record) more than 14.9% of the outstanding Shares and do not, collectively, hold any rights to acquire in the aggregate more than 14.9% of the outstanding Shares except pursuant to the Merger Agreement, the Barrier Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Stockholder Support Agreements, the Merger and the other transactions contemplated by the Merger Agreement. On June 22, 2008, prior to the execution of the Merger Agreement, the Barrier Board duly (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement with Parent and Purchaser, (ii) approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Merger and the Top-Up

Option and the issuance of Common Stock upon the exercise of the Top-Up Option and the other transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, in Grand Metropolitan PLC v. Butterworth, a U.S. federal district court in Florida held that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Barrier, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, each stockholder of Shares who (i) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (ii) has submitted a timely demand for appraisal; (iii) continues to hold their Shares through the Effective Time; (iv) otherwise complies with the applicable statutory procedures to be entitled to demand appraisal rights under Section 262 of Delaware law; and (v) has properly demanded appraisal rights with respect to the Merger and has not otherwise withdrawn or lost their rights to demand appraisal rights under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such stockholder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the consummation of the Merger and the date of payment and will be compounded quarterly. If the Merger is rescinded or abandoned, then the right of any stockholder to be paid the fair value of such dissenting stockholder’s Shares pursuant to the provisions of the DGCL will cease. Barrier will give Parent and Purchaser the opportunity to participate in and direct all negotiations and proceedings with respect to assertion of appraisal rights. Barrier will not, except with the prior written consent of

Parent and Purchaser, make any payment with respect to any demands for payment of fair value for dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger Consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

The foregoing summary of the appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL, Section 262 of which is set forth in Annex III hereto and incorporated by reference herein. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder who asserts appraisal rights with respect to its Shares under the DGCL effectively withdraws or otherwise loses for any reason (including failure to perfect) his or her appraisal rights, then as of the Effective Time of the Merger or the occurrence of such event, whichever later occurs, such holder’s Shares will be automatically cancelled and converted into, and represent only the right to receive, the Merger Consideration, without interest, less any required withholding taxes, if any. A stockholder may withdraw a demand for appraisal by delivering to Barrier a written withdrawal of the demand for appraisal and acceptance of the Merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Short-Form Merger

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the Shares, the Purchaser could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Barrier under the DGCL. Pursuant to the Merger Agreement, in the event that, following completion of the Offer, the Purchaser owns at least 90% of the outstanding Shares on a fully diluted basis, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, Barrier will, at the request of the Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of Barrier’s stockholders, in accordance with Section 253 of the DGCL.

Stockholders’ Meeting

If approval of Barrier’s stockholders is required under law in order to consummate the Merger (i.e., in the event that Purchaser does not own at least 90% of the outstanding Shares and is thereby unable to consummate a short-form merger pursuant to Section 253 of the DGCL), Barrier will, as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, establish a record date for, call, give notice of, convene and hold a stockholders meeting for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting, voting together as a single class. The written consent of Purchaser will be required to adjourn or postpone the stockholders meeting to be held to consider adoption of the Merger Agreement.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Barrier Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the Acceptance Time could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of Barrier. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Barrier or any of its respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Other Foreign Laws

Barrier does not believe that any foreign regulatory approvals are required or desired in connection with the consummation of the Offer or the Merger.

Litigation

The Company is not aware of any pending legal proceeding relating to the Offer.

Projected Financial Information

In connection with Stiefel’s due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Stiefel. In addition, the Company provided the same information to its own financial advisor. The Company’s internal financial forecasts (upon which the projections provided to Stiefel were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. In developing the projections, the Company reviewed various assumptions and alternative projections based on potential modifications to such assumptions. After the completion of that review process, the Company concluded that alternative projections were not likely to be achieved. The Company adopted the projections as its most realistic estimate of the Company’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; change in customer budgets; failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; and other risks described in the Company’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2007. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Schedule should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Stiefel, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Stiefel.

The Company’s stockholders are cautioned not to place undue reliance on the projected information provided in this Schedule.

PROJECTED FINANCIAL INFORMATION

On April 30, 2008, in a management presentation by Barrier to Stiefel, Barrier provided revenue projections for 2008 within the range of $40 to $46 million. The projected financial information provided to Stiefel on April 30, 2008 was consistent with information set forth in the Company’s press release dated April 29, 2008. Additionally, on May 14, 2008, the Company provided the following projected financial information to Stiefel:

	2008	2009
	($ in millions, except per share data)

Total Revenue	$39.7	$59.9
EBITDA(1)	(38.2)	(19.5)
EBIT(1)	(39.2)	(20.7)
EPS(2)	$(1.06)	$(0.50)

(1)	EBIT and EBITDA as provided are non-GAAP financial measures. For these purposes EBIT means earnings before interest and taxes. EBITDA means earnings before interest, taxes, depreciation and amortization.

(2)	EPS amounts were calculated assuming a weighted average Shares outstanding of 36.262 million Shares for 2008 and 40.227 million Shares for 2009.

The projections reflected forecasted results relating to the existing Barrier products and new products currently under development. In addition, the projections assumed the implementation of certain profitability improvement drivers and did not assume any new acquisitions.

These projections should be read together with the Company’s financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in Barrier’s 2007 Annual Report on Form 10-K.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Opinion of J.P. Morgan Securities Inc.

Pursuant to an engagement letter dated April 30, 2008 (the “JPMorgan Engagement Letter”), the Company retained JPMorgan to act as its financial advisor in connection with a potential strategic transaction. At the meeting of the Barrier Board on June 22, 2008, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the Barrier Board to the effect that, as of that date and based upon and subject to the matters set forth in JPMorgan’s opinion, the merger consideration to be received by holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to those holders.

The full text of the written opinion of JPMorgan, dated June 23, 2008, which sets forth the assumptions made, matters considered and limits on the review undertaken by JPMorgan in rendering its opinion, is attached as Annex II to this Schedule. The Company encourages you to read the opinion carefully in its entirety. JPMorgan’s written opinion was addressed to the Barrier Board, was directed only to the fairness, from a financial point of view, of the consideration to be received by holders of Shares in the Offer and the Merger, and does not constitute a recommendation to any Company stockholder as to whether to tender or how such stockholder should vote with respect to the transaction or any other matter. The issuance of JPMorgan’s opinion has been approved by a fairness opinion committee of JPMorgan. The summary of the opinion of JPMorgan set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of rendering its opinion.

In addition, JPMorgan held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters JPMorgan believed necessary or appropriate to its inquiry. In giving its opinion, JPMorgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by the Company or otherwise reviewed by or for it, and JPMorgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. JPMorgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of the Company or the Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, JPMorgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPMorgan expresses no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan has also assumed that the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. JPMorgan has also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. JPMorgan relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the advice of advisors to the Company. JPMorgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Merger.

JPMorgan’s opinion was based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect the opinion, and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. JPMorgan’s opinion was limited to the fairness, from a financial point of view, of the consideration to be received by holders of Common Stock in the Merger, and JPMorgan expressed no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand JPMorgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPMorgan’s financial analyses. The financial forecasts provided to JPMorgan by the Company’s management, and used in the analyses summarized below, excluded any potential impact from any potential future launch of the Company’s Pramiconzole and Rambazole products, as well as any potential extension of the patent relating to the Company’s Vusion product. All market data used by JPMorgan in its analyses was as of June 20, 2008.

Transaction Overview

Based upon the closing price per Share of $1.76 on June 20, 2008, which was the last trading day prior to the public announcement of the Merger and the consideration of $4.15 per Share, JPMorgan noted that consideration represented:

•	a premium of 135.8% over the closing price per Share on June 20, 2008 of $1.76;

•	a discount of 45.5% to the highest closing price per Share for the 52-weeks ending June 20, 2008;

•	a premium of 75.1% over the average closing price per Share for the 30-day period ending June 20, 2008; and

•	a premium of 48.4% over the average closing price per Share for the 90-day period ending June 20, 2008.

JPMorgan noted that the Company’s firm value based on the consideration of $4.15 per Share in cash to be paid to holders of the Common Stock was approximately $121 million, based on an equity value of approximately $147 million, less cash of approximately $28 million and certain other adjustments. JPMorgan also noted that the Company’s firm value based on the closing price per Share of $1.76 as of June 20, 2008, was approximately $34 million, based on an equity value of approximately $62 million, less cash of approximately $28 million.

Comparable Public Companies Analysis

Using publicly available information, JPMorgan compared selected financial data of the Company with similar data for selected publicly traded companies that JPMorgan deemed to be relevant. The companies selected by JPMorgan were:

•	Auxilium Pharmaceuticals, Inc.

•	Biovail Corporation

•	Bradley Pharmaceuticals, Inc. (based on public information available as of one day prior to acquisition announcement)

•	CollaGenex Pharmaceuticals, Inc. (based on public information available as of one day prior to acquisition announcement)

•	DUSA Pharmaceuticals, Inc.

•	Endo Pharmaceuticals

•	King Pharmaceuticals, Inc.

•	Medicis Pharmaceutical Corporation

•	Obagi Medical Products, Inc.

•	Salix Pharmaceuticals, Ltd.

•	Sciele Pharma, Inc.

•	Sepracor Inc.

•	Valeant Pharmaceuticals International

None of the companies utilized in the analysis were identical to the Company. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies compared to the Company’s and other factors that could affect the public trading value of the comparable companies and the Company.

Using publicly available information, JPMorgan calculated the firm value to revenue multiples for each of the selected companies. The firm value was divided by publicly available equity research projections of future year revenues for 2010 and 2011, as well as last twelve months’ revenue, or LTM revenue, for the period ended March 31, 2008, to derive trading multiples for each revenue period. This analysis showed the following:

Firm Value/
	Estimated Revenue		Firm Value/
Companies:	2010	2011	LTM Revenue

Range	0.45x-3.19x	0.36x-2.76x	0.68x-2.14x
Mean	1.45x	1.31x	1.63x
Median	1.30x	1.17x	1.74x

JPMorgan then calculated the Company’s firm value per share implied by certain reference ranges of multiples, which were based on the ranges of multiples calculated in the chart above for comparable companies but adjusted to take into account differences between the Company and the comparable companies and such other factors as JPMorgan deemed appropriate. Based on its review, JPMorgan determined reference ranges for LTM revenue as of March 31, 2008 and 2010 and 2011 management revenue projections of 1.75x — 2.25x, 1.25x — 1.50x and 1.00x — 1.30x, respectively, and noted that the implied firm values per Share ranged from: (1) $2.25 to $2.65, based on the ratio of firm value to LTM revenue, using a reference range of 1.75x — 2.25x; (2) $3.10 to $3.55, based on the ratio of firm value to estimated revenue for 2010, using a reference range of 1.25x — 1.50x and (3) $2.95 to $3.60, based on the ratio of firm value to estimated revenue for 2011, using a reference range of 1.00x — 1.30x, compared in each case to the $4.15 per Share in cash to be paid to holders of the Common Stock pursuant to the Merger Agreement and the $1.76 per Share closing price of the Common Stock as of June 20, 2008.

Selected Transactions Analysis

Using publicly available information, JPMorgan reviewed the following precedent transactions involving specialty pharmaceutical companies. The transactions considered and the date each transaction was announced were as follows:

Target	Acquirer	Month and Year Announced

Bentley Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Limited	March 2008
CollaGenex Pharmaceuticals, Inc.	Galderma Laboratories, Inc.	February 2008
Bradley Pharmaceuticals, Inc.	Amersham plc (formerly Nycomed Amersham plc)	October 2007
Esprit Pharma, Inc.	Allergan, Inc.	September 2007
MedPointe Inc.	Meda AB	July 2007
Cerexa, Inc.	Forest Laboratories, Inc.	December 2006
Valera Pharmaceuticals, Inc.	Indevus Pharmaceuticals, Inc.	December 2006
Connetics Corporation	Stiefel Laboratories	October 2006
Zeneus Holdings Limited	Cephalon, Inc.	December 2005
Guilford Pharmaceuticals Inc.	MGI PHARMA, INC.	July 2005
Bone Care International	Genzyme Corporation	May 2005
Orphan Medical, Inc.	Jazz Pharmaceuticals, Inc.	April 2005
Xcel Pharmaceuticals	Valeant Pharmaceuticals International	February 2005
ESP Pharma Inc.	Protein Design Labs Inc.	January 2005
Atrix Laboratories, Inc.	QLT Inc.	June 2004

Using publicly available estimates, JPMorgan reviewed the transaction value as a multiple of the target company’s LTM revenue immediately preceding announcement of the transaction, which is referred to below as “Firm Value/LTM Revenue.” This analysis showed the following:

Benchmark	High	Low	Mean	Median

Firm Value/LTM Revenue	12.1x	2.3x	5.2x	4.8x

Using a reference range of 3.50x — 5.00x to the Company’s LTM revenue, JPMorgan determined a range of implied firm values for the Company, which were then adjusted for the Company’s cash and total debt as of March 31, 2008 to determine a range of implied equity values. This analysis indicated a range of implied values per Share of approximately $3.70 to $4.95, compared to the $4.15 per Share in cash to be paid to holders of the Common Stock pursuant to the Merger Agreement and the $1.76 per Share closing price of the Common Stock as of June 20, 2008.

It should be noted that no company utilized in the analysis above is identical to the Company and no transaction is identical to the Merger.

Discounted Cash Flow Analysis

JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per Share using financial forecasts prepared by Company management for the fiscal years 2008 through 2017. This analysis examined the terminal value of the Company’s free cash flows, as well as the terminal value of the Company’s net operating losses, or NOLs. JPMorgan calculated an implied range of terminal values for the Company using a range of perpetuity growth rates from 2.0% to 4.0%, as provided by Company management, and a range of discount rates from 14.0% to 16.0%. The discount rates utilized were chosen based upon an analysis of the Company’s weighted average cost of capital. The unlevered free cash flows, NOLs and the range of terminal values were then discounted to present value using a range of discount rates from 14.0% to 16.0%. JPMorgan noted that this analysis indicated a range of implied values per Share of approximately: (1) $1.80 to $2.80 based on the Company’s free cash flows, (2) $1.25 to $1.45 based on the Company’s NOLs and (3) $3.00 to $4.20 based on the combination of Company’s free cash flows and NOLs, compared in each case to the $4.15 per Share in cash to be paid to holders of the Common Stock pursuant to the Merger Agreement and the $1.76 per Share closing price of the Common Stock as of June 20, 2008.

General

The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected to deliver an opinion to the Company Board with respect to the merger on the basis of JPMorgan’s experience and its familiarity with the Company. Pursuant to the JPMorgan Engagement letter, the Company has agreed to pay JPMorgan (i) a fee of $1.5 million, payable upon the earlier of the public announcement of the possible sale of the Company or the delivery of JPMorgan’s fairness opinion in connection with the possible sale of the Company, which shall be credited against any other fee payable under the JPMorgan Engagement Letter; (ii) a fee for its services upon consummation of the Offer, estimated to be $3,500,000, based on a percentage of the aggregate value of Offer, subject to a maximum payment equal to 4% of the total consideration paid in by Purchaser in the transaction; and (iii) a fee in the event the Company receives payment from a party other than Parent or Purchaser after the termination, abandonment or failure to consummate the transaction with Parent or Purchaser. In addition, the Company also agreed to reimburse JPMorgan for all reasonable out-of-pocket expenses reasonably incurred by JPMorgan under the JPMorgan Engagement Letter, including the reasonable fees and disbursements of its legal counsel. The Company also agreed to indemnify JPMorgan and related parties against certain liabilities incurred in connection with its engagement.

In addition, JPMorgan and its affiliates maintain commercial and investment banking and other business relationships with the Company, for which it receives customary fees. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in those securities. In addition, JPMorgan served as the placement agent for the Company’s registered direct offering of Common Stock in September 2007 and rendered advisory services to the Company regarding a potential strategic matter in May 2007.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 8, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on July 8, 2008 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)	Letter to Stockholders from the Chief Executive Officer of the Company, dated July 8, 2008.
(a)(5)(A)	Summary Advertisement published in the Wall Street Journal on July 8, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(5)(B)	Opinion of J.P. Morgan Securities Inc. to the Board of Directors of the Company, dated June 23, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(a)(5)(C)	Press Release, dated June 23, 2008, of the Company regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on form 8-K filed on June 24, 2008).
(a)(5)(D)	Press Release, dated June 23, 2008, of Stiefel regarding execution of the Agreement and Plan of Merger (incorporated by reference to the pre-commencement Schedule TO-C filed by Parent on June 23, 2008).
(e)(1)	Agreement and Plan of Merger, dated as of June 23, 2008, among Stiefel, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 24, 2008).
(e)(2)(A)	Employment Agreement, dated as of March 14, 2008, by and between the Registrant and Alfred Altomari (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K on May 17, 2008).

Exhibit No.	Description

(e)(2)(B)	Employment Agreement, dated as of May 1, 2008, by and between the Registrant and Dennis P. Reilly (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K on May 17, 2008).
(e)(2)(C)	Amended and Restated Employment Agreement, dated as of December 6, 2006, by and between the Registrant and Albert Bristow (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K on March 12, 2007).
(e)(2)(D)	Employment Agreement, dated as of May 16, 2007, by and between the Registrant and Dr. Braham Shroot (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K on May 16, 2007).
(e)(2)(E)	Confidential Separation Agreement and General Release, dated as of March 31, 2008, by and between the Company and Geert Cauwenbergh, Ph.D. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K on April 2, 2008).
(e)(2)(F)	Confidential Separation Agreement and General Release, dated as of April 30, 2008, by and between the Company and Anne VanLent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K on May 1, 2008).
(e)(3)	Confidentiality and Standstill Agreement, dated as of April 24, 2008, by and between the Company and Stiefel.
(e)(4)	Stockholder Support Agreement, dated as of June 23, 2008, by and between Parent and Geert Cauwenbergh, Ph.D. (incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO).
(e)(5)	Stockholder Support Agreement, dated as of June 23, 2008, by and between Parent and JPMP Capital Corp. and its affiliates (incorporated by reference to Exhibit (d)(1)(C) to the Schedule TO).
(g)(1)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder dated July 8, 2008 (incorporated by reference to Annex I attached to this Schedule 14D-9).
(g)(2)	Opinion of J.P. Morgan Securities Inc. to the Board of Directors of the Company, dated June 23, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(g)(3)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex III attached to this Schedule 14D-9).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRIER THERAPEUTICS, INC.

By:	Name: Alfred Altomari Title: Chief Executive Officer

Dated: July 8, 2008

ANNEX I
BARRIER THERAPEUTICS, INC.
600 College Road East, Suite 3200
Princeton, New Jersey 08540
(609) 945-1200

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 8, 2008 to holders of record of common stock, par value $0.0001 per share (the “Common Stock”, or each a “Share” and collectively, the “Shares”), of Barrier Therapeutics, Inc. (the “Company”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Bengal Acquisition Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Stiefel Laboratories, Inc., an Delaware corporation (“Stiefel” or “Parent”), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to at least a majority of the seats on the Barrier Board of Directors (the “Barrier Board” or the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 23, 2008, as it may be amended from time to time (the “Merger Agreement”), among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on July 8, 2008, to purchase for cash all outstanding Shares at a price of $4.15 per Share (such amount, the “Offer Price”), net to seller in cash, without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment by the Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the offer (the “Acceptance Time”) and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of August 4, 2008, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 8, 2008.

This Information Statement is required by Section 14(f) of the Exchange Act, as amended and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Barrier Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION REGARDING PARENT BOARD DESIGNEES

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, at the Acceptance Time, Parent is entitled to elect or designate directors to serve on the Barrier Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Barrier Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then-outstanding Shares. Promptly following a request by Parent, Barrier agreed to use its best efforts (including by amending the bylaws of Barrier, if necessary) to cause the individuals so designated by Parent to be elected or appointed to the Barrier Board, including (at the election of Barrier) by increasing the size of the Barrier Board and/or by seeking and accepting the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Barrier Board. At such time, Barrier will also cause, if requested by Parent, the board of directors (or similar governing body) of each of Barrier’s subsidiaries to include persons designated by Parent constituting the same percentage of each such board as Parent’s designees constitute on the Barrier Board. From time to time after the Acceptance Time, Barrier agreed to take all actions necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Barrier Board on each committee of the Barrier Board and each committee of Barrier’s subsidiaries, in each case, to the fullest extent permitted by all applicable law and the rules of the NASDAQ, provided, however each committee will be comprised of at lease one Independent Director (as defined below). If requested by Parent and permitted by the NASDAQ, promptly after the Acceptance Time, Barrier has agreed to take all action necessary to elect to be treated as a “controlled company” as defined by the NASDAQ and to make all necessary filings and disclosures associated with such status.

Until the Effective Time, the Barrier Board will have at least two directors who were directors of Barrier on June 23, 2008, the date of the Merger Agreement, and who were not officers of Barrier or any of its subsidiaries (each, an “Independent Director”) provided, however, that if the number of Independent Directors is reduced below two for any reason whatsoever (or if immediately following consummation of the Offer there are not at least two then-existing directors of Barrier who are (a) Qualified Persons (as defined below) and (b) willing to serve as Independent Directors), then the number of Independent Directors required pursuant to the Merger Agreement will be one, unless the remaining Independent Director is able to identify a Qualified Person willing to serve as an Independent Director, in which case such remaining Independent Director will be entitled to designate any such Qualified Person to fill such vacancy, and such designated Qualified Person will be deemed to be an Independent Director for purposes of the Merger Agreement, or if no Independent Directors then remain, the other directors shall be required to designate two Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The Merger Agreement provides certain actions of Barrier may only be authorized by a majority of such Independent Directors (and will not require any additional approval by the Barrier Board).

For purposes of the Merger Agreement, the term “Qualified Person” means a person who is not then an officer or affiliate of Barrier, Parent or any of their respective subsidiaries; it being understood that, for purposes of this definition, a person that would otherwise be considered an affiliate of Barrier shall not be deemed an affiliate of Barrier solely because he or she is a director of Barrier.

As of the date of this Information Statement, Parent has not determined who it will designate to the Barrier Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is in care of Stiefel Laboratories, Inc., 255 Alhambra Circle, Coral Gables, Florida 33134, telephone number (305) 443-3800 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History

Charles W. Stiefel	57	Mr. Stiefel has served as a director of Purchaser since June 18, 2008 and president of Purchaser since June 19, 2008. Mr. Stiefel has served as a director of Parent since August 26, 1975 and is Chairman of the board of directors of Parent. Mr. Stiefel has been the Chief Executive Officer of Parent since March 1, 2008 and was the President and Chief Executive Officer of Parent in each of the preceding five years. Mr. Stiefel was first employed by Parent on April 1, 1982.
William Humphries	41	Mr. Humphries has served as a director of Parent since August 2007. Mr. Humphries has been the President of Parent since March 1, 2008. From December 2006 to February 2008, Mr. Humphries was the Chief Commercial Officer of Parent. From May 2004 to November 2006, Mr. Humphries was Vice President, Commercial Operations of Parent. Prior to joining Parent in May 2004, Mr. Humphries was Vice President of Sales and Marketing at Allergan Pharmaceuticals.
Brent D. Stiefel	30	Mr. Stiefel has served as a director of the Purchaser since June 18, 2008. Mr. Stiefel has served as a director of the Parent since August 30, 2002. Mr. Stiefel has been the Chief of Pharmaceutical Operations of Parent since July 2008. From April 2008 to June 2008, Mr. Stiefel was the Executive Vice President, Products and Development of Parent. From April 2007 to April 2008, Mr. Stiefel was the Executive Vice President, Global Corporate Development and Product Portfolio of Parent. From July 2005 to April 2007, Mr. Stiefel was Vice President, Global Corporate Development of Parent. From July 2003 to July 2005, Mr. Stiefel was the Executive Director, Global Development of Parent. Mr. Stiefel joined Parent on August 7, 2000.
Todd R. Stiefel	33	Mr. Stiefel has served as a vice president of the Purchaser since June 19, 2008. Mr. Stiefel has served as a director of Parent since August 30, 2002. Mr. Stiefel has been the Chief Strategy Officer of Parent since July 2008. From April 2007 to June 2008, Mr. Stiefel was the Executive Vice President, Global Strategy of Parent. From July 2005 to March 2007, Mr. Stiefel was the Vice President, Global Strategy of Parent. From June 1, 2002 to July 15, 2005, Mr. Stiefel was Director, Strategic Planning of Parent. Mr. Stiefel joined Parent on May 18, 1995.

Name	Age	Principal Occupation and Five-Year Employment History

Devin G. Buckley	47	Mr. Buckley has served as secretary of the Purchaser since June 19, 2008. Mr. Buckley has been the Senior Vice President and General Counsel of Parent since April 2008. From 2001 to March 2008, Mr. Buckley was Vice President and General Counsel of Parent. Mr. Buckley joined Parent on May 30, 1997.
Michael T. Cornelius	43	Mr. Cornelius has served as a director of Purchaser since June 18, 2008 and treasurer of Purchaser since June 19, 2008. Mr. Cornelius has been the Senior Vice President and Chief Financial Officer of Parent since April 2005. From April 2003 to April 2005, Mr. Cornelius was the Chief Financial Officer of the International Division of Parent. Mr. Cornelius joined Parent on October 28, 1999.
James A. Loerop	44	Mr. Loerop has served as Senior Vice President, Global Corporate Development, of Parent since April 23, 2007. From May 5, 2006 to April 23, 2007, Mr. Loerop was the Vice President, Corporate Development, of Parent. From February 1999 to May 4, 2006, Mr. Loerop was the Vice President, Corporate Development and Business Expansion of KV Pharmaceutical Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 80,000,000 Shares, par value $0.0001, and 5,000,000 shares of Preferred Stock, par value $0.0001. As of June 23, 2008, there were 35,243,892 Shares outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of June 23, 2008:

Name	Age	Position

Peter Ernster	66	Chairman of the Board
Alfred Altomari	49	Chief Executive Officer and Director
Srinivas Akkaraju, M.D., Ph.D.	40	Director
Robert E. Campbell	74	Director
Geert Cauwenbergh, Ph.D.	54	Director
Carl W. Ehmann, M.D.	65	Director
Edward L. Erickson	61	Director
Charles F. Jacey, Jr.	72	Director
Carol Raphael	67	Director
Albert C. Bristow	38	General Counsel and Secretary
Braham Shroot	65	Chief Scientific Officer
Dennis P. Reilly	50	Chief Financial Officer

Set forth below are biographical summaries, including positions and offices held during the past five years, of each current director and executive officer of the Company. There are no family relationships among the executive officers and directors. The executive officers are elected or appointed by the Board of Directors of the Company or by an appropriate subsidiary board of directors and serve until the election or appointment of their successors or their earlier death, resignation or removal.

Peter Ernster

Peter Ernster has been our Chairman since June 2006 and a director since September 2003. In December 2000, Mr. Ernster retired from Merck & Co., Inc. as Senior Vice President, Business Management of the U.S. Pharmaceutical Division, after a 27 year career in which he held a wide range of management positions in Merck’s domestic and international businesses. Prior to joining Merck in 1974 as European Counsel, Mr. Ernster practiced international commercial law for six years in New York City. He is currently also Chairman of the Board of Sopherion Therapeutics, Inc., an oncology company, and serves on the Business Advisory Board of Medem, Inc. Mr. Ernster completed his undergraduate studies at New York University, receiving a bachelor’s degree in Economics and European History. A graduate of Rutgers University School of Law, Mr. Ernster completed advanced studies at Columbia University’s Parker School of Foreign and Comparative Law.

Alfred Altomari

Alfred Altomari has been our director since January 2008 and has been our Chief Executive Officer (“CEO”) since April 1, 2008. Prior to that Mr. Altomari served as our Chief Operating Officer from February 2006 to March 2008. From August 2003 until February 2006, Mr. Altomari served as our Chief Commercial Officer. Before joining us, Mr. Altomari was at affiliates of Johnson & Johnson from 1982 to 2003 where he most recently served as General Manager of the Ortho Neutrogena prescription drug development group. Mr. Altomari also serves as a director of Auxilium Pharmaceuticals, Inc. and Agile Therapeutics, Inc. Mr. Altomari received his bachelor’s degree in Science with a dual major in finance and accounting from Drexel University and received his M.B.A. from Rider University.

Srinivas Akkaraju, M.D., Ph.D.

Srinivas Akkaraju, M.D., Ph.D. has been our director since May 2002. Srinivas Akkaraju is a Managing Director of Panorama Capital, LLC, a private equity firm founded by the former venture capital investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Panorama Capital is advising J.P. Morgan Partners as to its investment in the Company. Prior to August 1, 2006, Mr. Akkaraju was a Partner with J.P. Morgan Partners, LLC.

Robert E. Campbell

Robert E. Campbell has been our director since September 2004. Mr. Campbell is a retired executive from Johnson & Johnson after having served as Vice Chairman of the Board of Directors from April 1989 to January 1995 and in various other positions including Vice Chairman of the Executive Committee, Chairman of the Professional Sector and Chief Financial Officer. Mr. Campbell received a B.S. degree from Fordham University and an M.B.A. from Rutgers University. He is also the recipient of honorary doctorate degrees from Fordham University and the University of Medicine and Dentistry of New Jersey. Mr. Campbell is presently the Chairman of the Board of Advisors of The Cancer Institute of New Jersey and past Chairman and present board member of The Robert Wood Johnson Foundation and Fordham University.

Geert Cauwenbergh, Ph.D.

Geert Cauwenbergh, Ph.D. is our founder. Dr. Cauwenbergh served as the Chairman of the Barrier Board and Chief Executive Officer from September 2001 until June 2006 and as Chief Executive Officer and Director from June 2006 until March 2008. Prior to joining us, Dr. Cauwenbergh was at Johnson & Johnson Consumer and Personal Care Products Companies from 2000 to 2002 where he served in various capacities, most recently as Vice President of Technology. From 1994 to 2000, Dr. Cauwenbergh was at Johnson & Johnson Consumer Companies

Worldwide where he served in various capacities, most recently as Vice President of Research & Development. He received his Ph.D. in Medical Sciences from the Catholic University of Leuven, Faculty of Medicine, Belgium where he also completed his Masters and undergraduate work. Dr Cauwenbergh serves as Vice Chairman on the Board of Trustees of the Biotechnology Counsel of New Jersey, and as director of with Ablynx N.V. and Euroscreen S.A., both biotechnology companies located in Belgium. Dr. Cauwenbergh also serves as director of ECI Biotech and DARA BioSciences, both development stage pharmaceutical companies. He has been the author of numerous publications in the fields of Dermatology and Infectious Diseases.

Carl W. Ehmann, M.D.

Carl W. Ehmann, M.D. has been our director since September 2004. Dr. Ehmann is a private pharmaceutical industrial consultant, and is a member of our Scientific Advisory Board. He previously worked at Hoffman-LaRoche, Inc., Bristol-Myers and Johnson & Johnson where he respectively served as Director of Clinical Research/Dermatology, Department of Medical Research at Hoffman-LaRoche, Inc.; Vice President, Pharmaceutical Research & Development/ Dermatology at Bristol-Myers; and, as Executive Vice President and Head of Global Research & Development for Consumer Products, Inc. at Johnson & Johnson. Dr. Ehmann also serves on the board for the Medical University of South Carolina Foundation for Research Development. Dr. Ehmann received his M.D. and B.A. in Biology from the State University of New York at Buffalo and is a Fellow of the American Academy of Dermatology.

Edward L. Erickson

Edward L. Erickson has been our director since January 2006. Currently, Mr. Erickson is a consultant and advisor to life sciences-based companies and venture capital firms. He serves as the Chairman, and interim President and CEO of Cellatope Corporation, a private, development-stage company in the field of autoimmune disease diagnostics. He is a director of BioTrove, Inc., a private company that develops, manufactures and markets innovative instruments and consumables for genomic analysis, high-throughput screening and molecular diagnostics. Mr. Erickson also serves as a director of several other private medical products companies. From March 1999 to December 2005, Mr. Erickson served as the CEO of Immunicon Corporation, a NASDAQ-listed company focused on cell- and molecular-based human diagnostic and life science research products and analytical services to pharmaceutical and biotechnology companies, and from 1998 to 2007, served as Chairman of the Board of Immunicon. Previously, from 1993 to 1998, Mr. Erickson was the President and CEO of DepoTech Corporation, a biopharmaceutical company in the drug delivery field, and from 1991 to 1993, was the President and CEO of Cholestech Corporation, a diagnostics company in point-of-care cholesterol testing and screening. Earlier in his career he held senior management positions with Amersham International plc and The Ares-Serono Group. He has previously served as a director of other public and private medical products companies, including Tapestry Pharmaceuticals, Inc. (formerly NaPro Biopharmaceuticals, Inc.), a NASDAQ-listed pharmaceutical company, from 2000 to 2005. Mr. Erickson earned his B.S. and M.S. degrees from the Illinois Institute of Technology, and an MBA with high distinction from the Harvard Business School.

Charles F. Jacey, Jr.

Charles F. Jacey, Jr. has been our director since September 2004. Mr. Jacey is a retired Senior Partner of Coopers & Lybrand, L.L.P. where he was with the firm for 40 years. Mr. Jacey previously served as National Vice Chairman at Coopers & Lybrand, L.L.P. for over 10 years during which time he had responsibility for various United States geographic regions and several staff organizations. He was also in charge of International Operations for five years. He was elected to the firm’s Executive Committee five times serving three Chairmen over 15 years. While at Coopers & Lybrand, Mr. Jacey provided professional services to major multinational companies. Mr. Jacey received his B.B.A. from Pace University and is a Certified Public Accountant. Mr. Jacey currently serves on the Board of Directors for The Greater New York Insurance Company, the Police Athletic League of New York and is also a member of the Board of Trustees for Pace University.

Carol Raphael

Carol Raphael has been our director since August 2005. Ms. Raphael currently serves as the President and Chief Executive Officer of the Visiting Nurse Service of New York, the largest nonprofit home health care organization in the U.S. Prior to joining the Visiting Nurse Service, Ms. Raphael held positions as Director of Operations Management at Mount Sinai Medical Center and Deputy Commissioner of the Human Resources Administration in charge of the Medicaid and Public Assistance programs in New York City. Ms. Raphael was a member from 1999 to 2005 of the Medicare Payment Advisory Commission (MedPAC), the commission that advises Congress on Medicare payment and policies. She served on the New York State Hospital Review and Planning Council from 1992 to 2004 and chaired its Fiscal Policy Committee. Ms. Raphael also currently serves on the Boards of American Foundation for the Blind, Continuing Care Leadership Coalition, Lifetime Health Companies, New York eHealth Collaborative and Pace University. She has an M.P.A. from Harvard University’s Kennedy School of Government and has completed its senior executive program. Ms. Raphael was recently listed in the Crain’s New York Business Top 25 Most Influential Businesswomen in New York City.

Albert C. Bristow

Albert C. Bristow has been our General Counsel since October 2003. Mr. Bristow was an attorney with Morgan, Lewis & Bockius LLP in Princeton, New Jersey, from January 2000 until joining us, and an attorney with Archer & Greiner, P.C. in Haddonfield, New Jersey, from September 1995 until January 2000. Mr. Bristow received a bachelor’s degree in the Arts from Lafayette College and a J.D. from the University of Pennsylvania.

Braham Shroot, Ph.D.

Braham Shroot, Ph.D. has served as the Company’s Chief Scientific Officer since May 2007. Prior to joining the Company, from 1999 to 2007, Dr. Shroot served as the Chief Scientific Officer and Vice President of Research and Development for DFB Pharmaceuticals family of companies (DPT Laboratories, DFB BioScience, Healthpoint, Coria Laboratories and Phyton Biotech). From 1979 to 1997 Dr. Shroot was the Vice General Manager of Galderma CIRD, a division of the L’Oreal Group, and President of Galderma Research, Inc. from 1998 to 1999, where he established a basic retinoid research group and then directed the facility’s move to New Jersey in 1999. Dr. Shroot began his career with Pfizer, Inc. serving as a principal scientist from 1970 to 1976, and later as group leader from 1976 to 1979, where he specialized in antimicrobial and antifungal drug design and development. Dr. Shroot has a Bachelor of Science in Chemistry and a Doctorate of Philosophy degree in Organic Chemistry, both from Glasgow University, in Glasgow, Scotland, United Kingdom. He followed with postdoctoral research in the team of Professor RB Woodward, Nobel Laureate, on vitamin B12 at Harvard University and is an inventor on over 50 patents and author of over 260 publications.

Dennis P. Reilly

Dennis P. Reilly was appointed our Chief Financial Officer effective May 1, 2008. From June 2006 until April 2008 Mr. Reilly served as Principal Accounting Officer. Mr. Reilly has also been our Vice President of Finance since September 2005. Prior to joining us, from May 2002 until September 2005, Mr. Reilly was Senior Director and Controller of The Medicines Company. From September 2000 through April 2002, Mr. Reilly was the U.S. Controller of Orbiscom, Inc. Mr. Reilly also spent 17 years with Mobil Corporation in various accounting and finance roles. Mr. Reilly received a bachelor’s degree in Accounting from Villanova University and a master’s degree in Finance from Virginia Tech University. Mr. Reilly is also a Certified Public Accountant.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

The Board held six meetings during the Company’s last fiscal year ended December 31, 2007. The Board currently has a Compensation Committee, an Audit Committee, and a Corporate Governance and Nominating Committee. During the last fiscal year, no current director attended fewer than 75% of the total number of meetings of the Board and the committees of which he or she was a member.

The Company operates within a comprehensive plan of corporate governance for the purpose of defining independence, assigning responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company regularly monitors developments in the area of corporate governance.

Director Independence

Our Board has determined that the following directors, constituting seven of our nine directors and thus a majority of the Board, are each an “independent director” under applicable NASDAQ Stock Market, LLC or NASDAQ, and SEC rules: Srinivas Akkaraju, M.D., Ph.D., Carol Raphael, Edward L. Erickson, Charles F. Jacey, Jr., Carl W. Ehmann, M.D., Peter Ernster, and Robert E. Campbell. Our Board also has determined that each member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee meet the independence requirements applicable to those committees as prescribed by NASDAQ, the SEC, the Internal Revenue Service and the applicable committee charters. Our Board has further determined that Charles F. Jacey, Jr., who chairs the Audit Committee, is an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

Compensation of Directors

Director Compensation Table

The following table provides compensation information for the year ended December 31, 2007 for each non-employee member of our Board of Directors.

(a)	(b)	(d)	(h)
	Fees
	Earned or
	Paid in	Option
Name	Cash ($)	Awards ($)	Total ($)

Srinivas Akkaraju, M.D., Ph.D.	$25,000	$21,294	$46,294
Robert E. Campbell	32,500	61,960	94,460
Charles F. Jacey, Jr.	34,500	61,960	96,460
Carl W. Ehmann(1)	38,000	61,960	99,960
Edward L. Erickson	29,500	56,931	86,431
Peter Ernster(2)	68,000	155,054	223,054
Carol Raphael	29,500	71,488	100,988
Nicholas J. Simon III	15,375	—	15,375

(1)	This amount includes $5,000 paid to Mr. Ehmann as compensation for his services as a member of the Company’s Scientific Advisory Board.

(2)	This amount includes $14,000 paid to Mr. Ernster as additional compensation for his service as chairman of the Board beginning in June 2006, which was paid in 2007.

Cash Compensation for Services as a Non-Employee Director

We compensate our non-employee directors through a mix of cash compensation and stock option grants. Below is a summary of the compensation guidelines effective January 1, 2007.

Annual Board Retainer:

Non-Employee Chairman of the Board	$40,000
Non-Employee Lead Director, if any	22,500
Non-Lead Director*	12,500
Per Meeting Fee (in person)	2,000
Per Meeting Fee (by teleconference)	500

Annual Retainer for Committee Members (including non-employee Chairman of the Board, if he serves):

Chairperson of the Audit Committee	$10,000
Audit Committee Members	5,000
Chairperson of any other Committee	8,000
Other Committee Members	2,000
Per Committee Meeting Fee (in person or by phone)	0

*	This amount will increase to $20,000 per year effective July 1, 2008.

Non-cash compensation to the directors is as follows:

Upon election to the Board, a non-employee director receives an initial option grant to purchase 24,000 Shares, which is immediately exercisable and vests in four equal annual installments upon completion of each year of service as a Board member. During each year thereafter while in service to the board, a non-employee director receives an annual option grant to purchase 10,000 Shares to vest fully on the first anniversary after grant. Additionally, a non-employee Chairman of the Board, if he serves, will receive an annual option grant to purchase 25,000 Shares to vest fully on the first anniversary after grant. All such options are granted at the fair market value (closing price) on the date of grant. We are obligated to reimburse members of the Board who are not employees for all reasonable expenses incurred in connection with their attendance at directors’ meetings. Directors who are also our officers or employees will not receive compensation for their services as directors.

Beginning January 1, 2007, directors could elect to receive their annual retainer fee for the calendar year in Shares instead of cash. Such an election must apply to the entire retainer fee for the calendar year; partial conversions will not be permitted. Once the election is made, the election will remain in place from year to year unless otherwise changed by the director at the December Board meeting prior to the year for which the changed election is to be effective. For 2008, only one of our directors made this election.

Board of Directors’ Committees

Our Board has an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, each of which operates under a charter that has been approved by the Board. Each of our respective committee charters are posted under Investor Relations, Corporate Governance on our website at www.barriertherapeutics.com. During fiscal year 2007, the Audit Committee held 10 meetings, the Compensation Committee held two meetings and acted by unanimous written consent six times, and the Corporate Governance and Nominating Committee held two meetings and acted by unanimous written consent once.

Audit Committee

The members of our Audit Committee are Edward L. Erickson, Charles F. Jacey, Jr. and Carol Raphael. Mr. Jacey chairs the committee. Our Audit Committee assists our Board in its oversight of our financial reporting and accounting processes, and our risk and control environment. Management has the primary responsibility for the preparation of financial statements and the reporting processes, including the system of internal controls. Our independent registered public accountants are responsible for auditing our annual financial statements and issuing a report on the financial statements. In this context, the oversight function of our Audit Committee includes:

•	a review of the audits of our financial statements, including the integrity of our financial statements and internal controls over financial reporting;

•	a review of our compliance with legal and regulatory requirements;

•	a review of the performance of our independent registered public accounting firm, including the engagement of the independent registered public accounting firm and the monitoring of the independent registered public accounting firm’s qualifications and independence;

•	the preparation of the report required to be included in our annual proxy statement in accordance with Securities and Exchange Commission rules and regulations; and

•	a review of the quarterly and annual reports filed with the Securities and Exchange Commission.

Compensation Committee

The members of our Compensation Committee are Robert E. Campbell, Peter Ernster and Carol Raphael. Mr. Campbell chairs the committee. The purpose of our Compensation Committee is to establish and periodically review the philosophy and the adequacy of compensation plans and programs relating to compensation of our executive officers and all other employees. Specific responsibilities of our Compensation Committee include:

•	establishing and periodically reviewing our compensation philosophy and the adequacy of compensation plans and programs for our executive officers and other employees;

•	establishing compensation arrangements and incentive goals for our executive officers and administering compensation plans;

•	reviewing the performance of our executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance;

•	reviewing and monitoring our management development and succession plans and activities; and

•	preparing our report on executive compensation for inclusion in our annual proxy statement in accordance with Securities and Exchange Commission rules and regulations.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are Srinivas Akkaraju, M.D., Ph.D., Carl W. Ehmann, M.D. and Edward L. Erickson. Dr. Ehmann chairs the committee. The purpose of our Corporate Governance and Nominating Committee is to advise our Board regarding its operations. In particular, our Corporate Governance and Nominating Committee assists our Board in its operations by:

•	identifying individuals qualified to serve as directors, recommending to our Board the director nominees for the next annual meeting of stockholders and recommending to our Board individuals to fill vacancies on the Board;

•	recommending to our Board the responsibilities of each Board committee, the structure and operation of each Board committee, and the director nominees for assignment to each Board committee;

•	overseeing our Board’s annual evaluation of its performance and the performance of other Board committees; and

•	periodically reviewing corporate governance guidelines applicable to us.

Corporate Governance Guidelines

The Company has adopted a set of Corporate Governance Guidelines, including specifications for director qualification and responsibility. Copies of the guidelines can be obtained free of charge from the Company’s website, www.barriertherapeutics.com, or by contacting the Company at the address appearing on the first page of this Information Statement to the attention of the Secretary.

Code of Conduct

The Barrier Board has adopted a Code of Conduct applicable to all of our directors, officers and employees. Violations of the Code of Conduct, including those involving accounting, internal accounting controls or auditing matters may be reported to our General Counsel, who the Board has designated as the compliance officer for the implementation and administration of the Code of Conduct. A copy of the Code of Conduct can be obtained from our Internet web site at www.barriertherapeutics.com without charge.

Directors’ Attendance at Annual Meetings of Stockholders

It is the policy of the Barrier Board that all directors attend the annual meeting of stockholders except where the failure to attend is due to unavoidable circumstances or conflicts discussed in advance by such director with the Chairman of the Barrier Board. All of the Barrier Board members attended the 2007 annual meeting of stockholders, and all members of the Barrier Board are expected to attend the 2008 annual meeting of stockholders.

Communication with the Board of Directors

The Barrier Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Our Chief Executive Officer is primarily responsible for monitoring communications from our stockholders and for providing copies or summaries to the other directors as he considers appropriate.

Stockholders who wish to send communications on any topic to the Barrier Board as a whole should send such communication to the attention of the Chairman of the Barrier Board via U.S. Mail (including courier or expedited delivery service) to Barrier Therapeutics, Inc., 600 College Road East, Suite 3200, Princeton, New Jersey 08540 or by facsimile at 609-945-1212.

Stockholders who wish to send communications on any topic to an individual director in his capacity as a member of the Barrier Board, may send such communications to the attention of the individual director via U.S. Mail (including courier or expedited delivery service) to Barrier Therapeutics, Inc., 600 College Road East, Suite 3200, Princeton, New Jersey 08540 or by facsimile at 609-945-1212.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section provides information regarding the compensation program in place for the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”, the three most highly-compensated executive officers other that the CEO and CFO, as well as our former Chief R&D Officer (collectively, the “Named Executive Officers” or “NEOs”) for 2007.

Objectives of Our Compensation Program

The Company’s Compensation Committee (the “Committee”) is responsible for establishing compensation plans and programs for the executive officers and recommending these programs to the independent members of the Board for approval.

The Company maintains the philosophy that its compensation program for employees, including NEOs, should be directly and materially linked to the interests of the Company and its stockholders. We strive to ensure that our compensation program is competitive, reasonable and fundamentally fair to all stakeholders. Our compensation program is designed to:

•	attract, secure and retain high quality individuals possessing the skills necessary for the development and growth of the Company;

•	motivate and encourage employees to perform at a high level;

•	support our overall business objectives;

•	reward employees for their contributions to the Company; and

•	closely align the compensation paid with the performance of the individual and the Company on both a short term and long term basis.

Overview of Compensation Components and Their Purpose

The total compensation program consists of the following components, each of which has a specific purpose. Except for the severance agreement component, each element of compensation described below is available to all employees.

Compensation Component	Purpose

Base Salary and Benefits	Attract and retain employees with current competitive compensation that is fixed, liquid and predictable.
Initial Sign-on Stock Options	Attract employees in a competitive market and encourage employee ownership in Company stock to align the interests of the employees and stockholders.
Retain employees over time as the stock options vests over a period of several years.
Annual Long-Term Incentives • Stock Options • Restricted Stock	Encourage employees to focus on the long-term success of the Company, primarily as reflected in sustained increases in the Company’s stock price over a period of several years.
Annual Cash Awards	Encourage employees to focus on the individual and corporate goals and objectives for a particular year established at the beginning of the year.
Reward individual employees for exceptional performance in a particular year and convey to the employee that he or she is valued by the Company.
Severance Agreements	Attract and retain executive officers.
Provide continuity of management in the event of an actual or potential fundamental corporate change.
Help to assure that executives remain focused on the Company’s business and the best interests of the stockholders in the event of an actual or potential fundamental corporate change.

In general, the Committee believes that the compensation program should reflect a balance between compensation and long-term incentives. Although the Committee has not established a policy or target for the allocation of percentages for each of the components of compensation listed above, the Committee believes that allocating a significant portion of total compensation to the performance-based annual cash awards and long term incentives will effectively align the interests of executives, and employees generally, with the Company’s stockholders. This balance reinforces our pay for performance philosophy. It also enables the Company to attract individuals who are willing to sacrifice a portion of their current earnings and the retirement benefits generally offered by larger pharmaceutical companies for the potential for long-term gains in a less stable and riskier environment.

Role of Executive Officers in Compensation Decisions

The Committee is empowered to review and approve, or in some cases recommend for the approval of the full Board of Directors, the annual compensation and compensation for the Company’s NEOs. In performing its evaluation, the Committee takes into account the views of the other members of the Board. For the NEOs other than the CEO, the Committee’s decision is informed by the recommendation of the CEO. The Committee can and has in the past, exercised its discretion in modifying any of the CEO’s compensation recommendations. The Company’s Vice President of Human Resources supports the Committee in its work.

Description of Compensation Components

Base Salary and Benefits.  The Committee annually reviews base salary levels for its NEOs, using information obtained from both the Radford Life Sciences Survey and data from peer companies, and sets base salary levels that are appropriately aligned with companies that are of comparable size. The Committee also considers performance, level of experience, length of time of service in a position, and scope of responsibility when setting base salaries. Salary is included in the NEO’s compensation package because the Committee believes it is both necessary and appropriate that a portion of the compensation be in a form that is fixed, liquid and predictable. The Company makes available health and welfare benefits, a 401(k) plan with an employer matching contribution feature and an employee stock purchase plan for the NEOs on terms generally available to all Company employees. The Compensation Committee believes that such benefits are comparable to those offered by other companies of similar size, market, and growth profile.

Neither the Committee nor the Company has utilized an outside compensation consultant to help set compensation levels. For 2007, the Committee and the Company used the following companies as a basis for comparison of its various compensation levels:

• Acusphere, Inc.	• Depomed, Inc.	• Indevus Pharmaceuticals, Inc.
• Auxillium Holdings, Inc.	• Discovery Laboratories, Inc.	• Middlebrook Pharmaceuticals, Inc. (f/k/a advancis.com, Inc.)
• Cell Therapeutics, Inc.	• DUSA Pharmaceuticals, Inc.	• Nitromed, Inc.
• CollaGenex Pharmaceuticals, Inc.	• Entremed, Inc.	• Renovis, Inc.
• Cytokinetics, Inc.	• Genitope Corporation	• Santarus, Inc.
	• GTx, Inc.	• SciClone Pharmaceuticals, Inc.

The Committee also periodically reviews the appropriateness of this peer group, based on changes in the Company’s size and revenues over time. In general, although the Committee recognizes the value in utilizing peer group and industry survey data to ensure that our compensation program is competitive and in assessing its reasonableness, the Committee believes that the ultimate compensation decisions must be primarily based on the unique circumstances of the Company and the talents, merits and responsibilities of the individuals.

Sign-On Stock Options.  The Committee encourages all employees to build an ownership position, over time, in the Company’s Common Stock. In addition to the equity granted under the Company’s Annual Incentive Plan (“AIP”) described below, each employee is provided with an initial grant of stock options when the employee first joins the Company. The Committee periodically reviews information from the Radford Life Sciences Survey on new-hire options made to employees at various salary levels and then sets a range in which sign-on options can be granted for each employee level. These initial grants are intended to supplement the employee’s base salary and to bring the total compensation to a level that the Company believes is competitive with the amounts paid by the Company’s competitors based on summary data. These initial grants also have the potential to yield significant returns over time if the Company is successful, thereby serving as an additional motivator for the employee and a retention tool for the Company. The initial grants vest 25% on the first anniversary of the date of grant and thereafter in 36 equal monthly installments.

Similar to all employees, a new NEO who joins the Company would also receive a sign-on stock option grant. Dr. Braham Shroot received a new hire option grant in May of 2007 for the purchase of 120,000 Shares of stock. Also, in connection with their recent promotions to Chief Executive Officer and Chief Financial Officer, Mr. Altomari and Mr. Reilly received grants of 320,000 and 70,000 stock options, respectively. Each of these grants vest 25% on the first anniversary of the date of grant and thereafter in 36 equal monthly installments.

Annual Long Term Incentives and Cash Awards.  The Committee has established a performance based AIP that is designed to enhance stockholder value by providing the Company’s eligible employees, including NEOs, with ongoing incentive to achieve specific annual objectives. For 2008, the Committee approved an AIP that includes target objectives in the areas of revenue, level of cash burn, product development and life cycle management. The program also provides the Company a tool to attract, retain, and motivate qualified personnel, allowing the Company to compete with industry peers. The Committee believes strongly that a combination of targets requiring the achievement of short-term operating goals and longer-term strategic objectives translates directly into increasing the long-term value of the Company’s stock. The goals and objectives are developed at the beginning of each year by the Committee based on preliminary recommendations from management and input from the Board. In establishing the goals, the Committee strives to ensure that the incentives provided pursuant to the AIP are consistent with the strategic goals for the Company and that the objectives are sufficiently ambitious. Under the AIP there is no provision for a mandatory minimum incentive award and the Committee and the Board retain full discretion as to the total amount of cash and equity, if any, to be distributed. The Committee reserves the discretion to reduce or not make AIP payments even if the applicable performance goals are met. Likewise, awards can exceed targets when quantitative and qualitative goals are exceeded.

Under the AIP, eligible participants can earn a cash bonus based on a percentage of their base salary, and can earn an equity award. The equity awards to the NEOs, as well as other eligible employees based on level, are made in the form of stock options and restricted Shares. Similar to establishing base salary levels and sign-on equity grants, the Committee utilizes data from both the Radford Life Sciences Survey and industry peers to set target AIP incentive levels. The Committee sets long term incentive levels that are appropriately aligned with companies of similar size. In making the equity awards, the Committee applies a “1 to 3” ratio, meaning that each restricted Share has a value equivalent to three stock options. All equity awards are made pursuant to our 2004 Stock Incentive Plan (the “2004 Plan”), which has been approved by the Company’s stockholders. Generally, these equity grants vest 25% on the date of grant with the remainder to vest in three successive equal annual installments measured from the date of grant. For the NEOs, other than the CEO, the target equity grants vary by position up to a maximum of 37,500 stock options and 12,500 restricted Shares. For the CEO, the target number of stock options is 85,000 Shares and the target number of restricted Shares is 28,333.

The incentive cash bonus targets also vary by level of responsibility, and awards are dependent on the actual achievement level of the predetermined corporate and individual objectives. Based on industry data, cash bonus awards can vary significantly. For instance, based on level of responsibility associated with the position of CEO, the target cash bonus for that position is equal to 50% of base salary. For the executive officers, other than the CEO, the target cash bonus is equal to 35% of the officer’s base salary. For 2007, the AIP included target objectives in the areas of revenue, level of cash burn, product development and life cycle management. Therefore, the 2007 AIP incentive cash awards were paid based on the achievement of approximately 62% of the Company’s predetermined objectives.

In connection with the 2007 Annual Incentive Plan, on March 11, 2008 the Committee approved annual cash incentive awards for 2007, payable in cash, stock options and restricted Shares to the NEOs, as follows:

			Restricted
	Cash	Option	Stock
	Award	Award	Award
Name	($)	(#/Shares)	(#/Shares)

Geert Cauwenbergh, Ph.D.	$84,500	85,000	28,333
Alfred Altomari	$50,500	50,000	16,667
Albert C. Bristow	$50,500	17,500	5,833
Braham Shroot, Ph.D.	$45,000	37,500	12,500
Dennis P. Reilly	$41,750	12,500	4,167
Anne M. VanLent	$72,000	30,000	10,000

For each of the NEOs the stock options granted have an exercise price of $3.35 per Share (the closing price of Common Stock on the date of grant, March 14, 2008), and vest as follows: 25% on the date of grant and thereafter in a series of three successive equal annual installments measured from the date of grant. Similarly, the restricted Shares granted on March 14, 2008, had a fair market value on the date of grant of $3.35 per Share, and vest as follows: 25% on the date of grant, and thereafter in a series of three successive equal annual installments measured from the date of grant.

CEO Compensation for 2007.  As discussed above, the Company’s compensation program includes base salary, and a cash and equity award based incentive program. Dr. Cauwenbergh participates in the same compensation program applicable to other named executive officers. The Committee’s objective is to correlate Dr. Cauwenbergh’s remuneration with the Company’s performance and the achievement of predetermined goals. Dr. Cauwenbergh’s cash incentive award was paid in March 2008 for fiscal year 2007 performance goal results. If the Company had achieved 100% of its stated goals then Dr. Cauwenbergh would have received a cash bonus equal to 50% of his 2007 base salary. However, since the Committee determined that the Company had achieved approximately 62% of the target, Dr. Cauwenbergh’s cash bonus award was $84,500, or half of his potential target cash bonus for 2007. Dr. Cauwenbergh was also granted incentive stock options to purchase 85,000 restricted Shares and awarded 28,333 restricted Shares.

Accounting and Tax Consideration

Our stock option grant policies have been impacted by the implementation of SFAS No. 123R, which we adopted in 2006. Under this accounting pronouncement, we are required to value unvested stock options granted prior to our adoption of SFAS 123R under the fair value method and expense those amounts in the income statement over the stock option’s remaining vesting period.

Section 162(m) of the Internal Revenue Code generally provides that a publicly held company such as the Company may not deduct compensation paid to any named executive officer in excess of $1 million per year, unless certain requirements are met. Compensation attributable to options granted under our equity compensation plan is expected to qualify for an exemption from the $1 million limit of Section 162(m). The Committee monitors, and will continue to monitor, the effect of Section 162(m) on the deductibility of such compensation and intends to optimize the deductibility of such compensation to the extent deductibility is consistent with the objectives of our executive compensation program. The Committee weighs the benefits of full deductibility with the other objectives of the executive compensation program and, accordingly, may pay compensation subject to the deductibility limitations of Section 162(m) when the Committee believes that such payments are appropriate, and in the best interests of the Company and its stockholders, after taking into consideration changing business conditions and the performance of its employees. For example, the Committee chose to grant restricted Shares to our named executive officers in 2007 and 2008, notwithstanding the absence of a Section 162(m) exemption for such grants, because the Committee believes that such grants are a more effective retention device during all market cycles and have the added potential of reducing Share dilution, relative to stock option awards.

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the year ended December 31, 2007 awarded to, earned by or paid to our NEOs.

(a)	(b)	(c)	(d)		(e)	(f)	(i)		(j)
					Stock	Option	All Other
		Salary	Bonus(1)		Awards	Awards	Compensation(2)		Total
Name and Principal Position	Year	($)	($)		($)	($)	($)		($)

Geert Cauwenbergh	2007	$334,750	$84,500		$247,328	$615,836	$2,963		$1,285,377
Chief Executive Officer	2006	$322,500	$98,000		$80,492	$397,861	$2,046		$900,899
Anne M. VanLent	2007	$272,000	$72,000		$74,444	$252,871	$3,799		$675,114
Executive Vice President	2006	$263,875	$55,000		$23,531	$159,459	$2,150		$504,015
and Chief Financial Officer
Alfred Altomari	2007	$283,250	$50,500		$126,969	$316,117	$2,628		$779,464
Chief Operating Officer	2006	$265,167	$58,000		$32,818	$222,281	$2,030		$580,296
Albert C. Bristow	2007	$218,750	$50,500		$57,077	$166,058	$2,300		$494,685
General Counsel and Secretary	2006	$209,000	$48,000		$19,444	$185,573	$2,018		$464,035
Braham Shroot, Ph.D.,	2007	$196,875	$95,000	(4)	$—	$60,286	$4,900		$457,061
Chief Scientific Officer(3)
Charles T. Nomides	2007	$176,958	$—		$39,765	$108,495	$375,229	(6)	$700,447
Chief Research and	2006	$242,125	$57,000		$11,145	$122,140	$46		$432,456
Development Officer(5)

(1)	Amounts listed in this column constitute awards earned under the Company’s AIP for 2007 but which were paid on March 14, 2008.

(2)	Consists of imputed income for group term life insurance and 401(k) matching contribution.

(3)	Dr. Shroot joined the Company and has served as the Chief Scientific Officer since May 2007.

(4)	This amount includes a new hire bonus of $50,000.

(5)	Mr. Nomides resigned as Chief Research and Development Officer effective September 13, 2007.

(6)	This amount includes $679 of imputed income for group term life insurance. This amount also includes the following amounts under a severance agreement with Mr. Nomides dated September 13, 2007: salary of $253,000, bonus of $88,550, and a pro-rated bonus for 2007 of $33,000.

Stock Options and Restricted Stock

In March 2004 the Company adopted the 2004 Plan. The 2004 Plan allows the Company to offer Shares to key employees, Directors, advisors and consultants pursuant to option grants, stand-alone stock appreciation rights, direct stock issuances and other stock-based awards. As of December 31, 2007, options to purchase an aggregate of 3,125,901 Shares have been granted pursuant to the 2004 Plan, 150,391 restricted Shares had been issued under the 2004 Plan which is subject to future vesting, and options to purchase 497,769 Shares have been exercised. At December 31, 2007, 1,073,967 Shares remained available under the 2004 Plan for future grants. However, the number of Shares reserved for issuance under the 2004 Plan will automatically increase each year on the first trading day in January of each calendar year by an amount equal to 5% of the total number of Shares outstanding on the last trading day in December, not in excess of 1,000,000 Shares.

Grants of Plan-Based Awards

The following table sets forth each grant made to an executive officer during the year ended December 31, 2007.

(a)	(b)	(i)	(j)		(k)	(l)
		All Other	All Other
		Stock	Option			Grant
		Awards:	Awards:		Exercise or	Date Fair
		Number of	Number of		Base	Value of
		Shares of	Securities		Price of	Stock and
		Stock or	Underlying		Option	Option
	Grant	Units	Options		Awards	Awards
Name	Date	(#)(1)	(#)(2)		($/sh)(3)	($)

Geert Cauwenbergh,	4/3/07	21,000	63,000		6.87	$144,270
Ph.D., CEO	4/3/07				6.87	$263,295
Anne M. VanLent,	4/3/07	6,667	20,000		6.87	$45,802
EVP & CFO	4/3/07				6.87	$83,586
Alfred Altomari,	4/3/07	15,000	45,000		6.87	$103,050
COO	4/3/07				6.87	$188,068
Albert C. Bristow,	4/3/07	4,417	13,250		6.87	$30,345
General Counsel	4/3/07				6.87	$55,375
Braham Shroot, Ph.D., CSO	5/16/07	—	120,000	(3)	5.83	$434,999
Charles T. Nomides,	4/3/07	8,333	25,000		6.87	$57,248
Chief R&D Officer(4)	4/3/07				6.87	$104,482

(1)	Grants of stock options and restricted Shares made on April 3, 2007 were made pursuant to the Company’s Annual Incentive Plan and vest 25% on the date of grant, and in three subsequent equal annual installments on the anniversary of the date of grant.

(2)	All grants of equity are granted with an exercise or fair market value of the closing price of the Company’s Common Stock on the date of grant.

(3)	This grant of stock options was made to Dr. Shroot as a new hire grant and vests 25% on the first anniversary of the date of grant, and thereafter in 36 equal monthly installments.

(4)	Mr. Nomides resigned as Chief R&D Officer effective September 13, 2007.

Employment Agreements

On April 1, 2004, we entered into employment agreements with each of our NEOs, namely Geert Cauwenbergh, Ph.D., Alfred Altomari, Albert C. Bristow, Charles T. Nomides, and Anne M. VanLent.

Throughout the second half of 2006, the Committee, in conjunction with management of the Company, undertook a thorough evaluation of its compensation practices for employees across all levels of the Company, including the executive officers. Specifically, the Committee reviewed whether or not all aspects of its compensation were at market levels when compared against both industry survey data and a selected group of peer biotechnology and emerging growth pharmaceutical companies that had a similar number of employees and revenues as the Company. Based on its review of all aspects of compensation, including base salary, benefits, and short and long term incentives, the Committee found that its guidelines for long term incentives for certain levels of management, as well as its executive officers, were below market.

As a result, on December 6, 2006, the Board approved the recommendations of the Committee for the Company to enter into an updated form of employment agreement for each of its NEOs that would contain provisions for payment of cash and other benefits in the event of an involuntary termination of an executive officer by the Company on a basis other than for cause or by the executive for good reason, either before or after a Change of Control (as defined in the agreements). Each of these agreements were amended and restated effective as of December 6, 2006. The Committee reviewed and approved the terms of each executive employment agreement prior to execution and believed that the terms contained in these agreements are reasonable and customary for agreements of this type. Additional information regarding these agreements, including a quantification of benefits that would have been received by our NEOs had a termination occurred on December 31, 2007, is found under the heading “2007 Potential Payments upon Termination or Change of Control” on pages 19 and 20 of this Information Statement

The benefits to be received by the executive officer whose employment is terminated by the Company other than for cause or by the executive for good reason, either before or after a Change of Control include: receipt of a lump sum cash payment equal to one times (1.5 times, for the Chief Executive Officer (“CEO”)) the executive’s then current annual base salary plus one times the executive’s target annual cash bonus for the year of termination; a pro-rated portion of the executive’s bonus for the year of termination based on target and number of days employed in the year of termination; continuation of health benefits for one year after termination of employment, or if earlier, until the date the executive is eligible for health benefits elsewhere; the immediate vesting, or release of repurchase right, of any restricted Share, option or other equity award that would have otherwise vested or been released from restriction during the one-year period following the executive’s date of termination; and six months from the date of termination to exercise any vested stock options. All of the foregoing benefits are conditioned on the executive officer’s execution and non-revocation of a written release and continued compliance with the terms of the confidentiality, non-competition and non-solicitation agreement with the Company to which the executive is subject. As a general matter, the executive employment agreements provide for the non-disclosure of confidential information at all times and a 12-month (18-month, for the CEO) non-competition and non-solicitation period. In the event of a Change of Control or termination of the executive’s employment on account of the executive’s disability, the agreements provide for full vesting of all outstanding equity rights held by the executive officer as of the date of the Change of Control or, if disabled, dated of termination. Full year vesting of outstanding equity rights held by the executive on account of the executive’s termination of employment by reason of the executive’s disability is conditioned on execution of a written release and continued compliance with the confidentiality, non-competition and non-solicitation agreement with the Company to which the executive is subject. Each of the agreements may be terminated by either us or the executive with or without cause at any time. The Committee believes that these agreements will help secure the continued employment and dedication of our NEOs, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or after an actual or potential change of control.

On May 16, 2007, we also entered into an employment agreement with Dr. Braham Shroot under which Dr. Shroot serves as Chief Scientific Officer of the Company on substantially similar terms as the employment agreements for the other NEOs. In accordance with the terms of these employment agreements, each of the NEOs has agreed to certain confidentiality and non-competition provisions, and is entitled to participate in all bonus and incentive programs, including our equity compensation programs, with the amount of any such bonus or incentive being determined by the Committee.

Appointment of New CEO.  On March 14, 2008, the Company entered into an amended and restated employment agreement with Alfred Altomari in connection with his appointment as Chief Executive Officer, effective as of April 1, 2008. This employment agreement is substantially similar to terms as that agreement between the Company and Dr. Cauwenbergh, the Company’s former Chief Executive Officer.

Under this new employment agreement, Mr. Altomari is employed as our Chief Executive Officer at an annual salary of $370,000 per year, subject to any increases determined by the Committee from time to time. Mr. Altomari is entitled to participate in all bonus and incentive programs, including our equity compensation programs, with the amount of any such bonus or incentive being determined by the Committee. The agreement may be terminated by either us or Mr. Altomari with or without cause at any time. If Mr. Altomari terminates his agreement for good reason or if we terminate the agreement without cause, either before or after a Change of Control, Mr. Altomari is entitled to receive a separation payment equal to 1.5 times his then current base salary plus 1.0 times his target annual cash bonus for the year of termination. Also, Mr. Altomari will be entitled to receive a pro-rated cash bonus for the year of termination based on target and number of days employed in the year of termination and medical coverage until the earlier of 12 months following the date of termination or the date he may be eligible to receive medical benefits elsewhere. Mr. Altomari is also entitled to immediate vesting of any restricted Shares, option or other equity award to the extent of the vesting that would otherwise have occurred during the one year period following the termination, and will have six months from the date of termination to exercise any vested stock option award. In addition, in the event of a Change of Control, or if the executive dies or becomes disabled, then all Shares, options or other equity awards will immediately vest, or be released from our repurchase right. The benefits payable to Mr. Altomari upon his termination of employment are conditioned on his execution and non-revocation of a written release and continued compliance with the terms of the confidential, non-competition and non-solicitation agreement with the Company to which Mr. Altomari is subject.

In connection with his appointment as Chief Executive Officer, the Company also granted Mr. Altomari options to purchase 320,000 Shares at an exercise price equal to the fair market value of the Shares on March 14, 2008. These options will vest 25% on the first anniversary of the date of grant, with the balance to vest in 36 equal monthly installments thereafter.

Appointment of New CFO.  Additionally, on March 14, 2008, the Company entered into an employment agreement with Dennis P. Reilly in connection with his appointment as Chief Financial Officer, effective as of May 1, 2008. This employment agreement is substantially similar to terms of the Company’s agreement with Ms. VanLent.

Under his employment agreement, Mr. Reilly is employed as our Chief Financial Officer at an annual salary of $260,000 per year, subject to any increases determined by the Committee from time to time. Mr. Reilly is entitled to participate in all bonus and incentive programs, including our equity compensation programs, with the amount of any such bonus or incentive being determined by the Committee. The agreement may be terminated by either us or Mr. Reilly with or without cause at any time. If Mr. Reilly terminates his agreement for good reason or if we terminate the agreement without cause, either before or after a Change of Control, Mr. Reilly is entitled to receive a separation payment equal to 1.0 times his then current base salary plus 1.0 times his target annual cash bonus for the year of termination. Also, Mr. Reilly will be entitled to receive a pro-rated cash bonus for the year of termination based on target and number of days employed in the year of termination and medical coverage until the earlier of 12 months following the date of termination or the date he may be eligible to receive medical benefits elsewhere. Mr. Reilly is also entitled to immediate vesting of any restricted Share, option or other equity award to the extent of the vesting that would otherwise have occurred during the one year period following the termination, and will have six months from the date of termination to exercise any vested stock option award. In addition, in the event of a Change of Control, or if the executive dies or becomes disabled, then all Shares, options or other equity awards will immediately vest, or be released from our repurchase right. The benefits payable to Mr. Reilly upon his termination of employment are conditioned on his execution and non-revocation of a written release and continued compliance with the terms of the confidential, non-competition and non-solicitation agreement with the Company to which Mr. Reilly is subject.

In connection with his appointment as Chief Financial Officer, the Company also granted Mr. Reilly an option to purchase 70,000 Shares at an exercise price equal to the fair market value of the Shares on March 14, 2008. These options will vest 25% on the first anniversary of the date of grant, with the balance to vest in 36 equal monthly installments thereafter.

Separation Agreements

The Company entered into a separation agreement with Dr. Cauwenbergh, effective March 31, 2008, consistent with the terms of Dr. Cauwenbergh’s Amended and Restated Employment Agreement, dated December 6, 2006. Under this separation agreement, Dr. Cauwenbergh received a payment of $676,000 consisting of 1.5 times his base salary of $338,000 plus his annual target bonus of $169,000. Dr. Cauwenbergh also received a payment of $42,250 representing a 25% pro rata portion of his annual target bonus for 2008. Dr. Cauwenbergh will also be entitled to continuation of his medical benefits for up to 12 months from his date of separation, or if earlier, until the date he becomes eligible for medical benefits from another employer. Any outstanding equity grant or award made prior to March 31, 2008 and still outstanding as of that date will continue to vest as long as Dr. Cauwenbergh remains in service as a member of the Barrier Board. As of the date Dr. Cauwenbergh ceases to serve as a member of the Barrier Board, any and all equity grants or awards made to him prior to March 31, 2008 and still outstanding which would have vested and become exercisable within the one year period following the date Dr. Cauwenbergh ceases to be a member of the Barrier Board, will become vested and/or exercisable as of that date. He will have a six month period after the date on which he ceases to serve on the Barrier Board in which to exercise any then outstanding vested equity awards which were granted prior to March 31, 2008.

The Company and Anne VanLent, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, agreed to a mutual separation, whereby Ms. VanLent stepped down as Chief Financial Officer of the Company on April 30, 2008. Under a separation agreement dated April 30, 2008, Ms. VanLent was entitled to benefits based substantially on the terms and conditions contained in her Amended and Restated Employment Agreement dated December 6, 2006. In connection with this mutual separation, the Company agreed to do the following: (i) pay to Ms. VanLent within 30 days of April 30, 2008 an amount equal to one times her base salary plus one times her target 2008 cash bonus, in a lump sum, less applicable withholdings, for a total payment equaling $369,000; (ii) within 30 days of April 30, 2008, pay to Ms. VanLent a pro rata bonus payment for 2008 which is equal to $31,967, which represents 33% of Ms. VanLent’s target 2008 annual cash bonus; (iii) the Company will continue Ms. VanLent’s medical benefits until the earlier of either (x) the end of the 12 month period following April 30, 2008 or (y) the date on which Ms. VanLent is eligible to receive medical benefits from another employer; (iv) pay to Ms. VanLent, within 30 days of April 30, 2008, the amount of any reasonable out-of-pocket business expenses properly incurred but not yet reimbursed; and (v) any outstanding equity grant or award made to Ms. VanLent prior to April 30, 2008 and still outstanding as of that date will accelerate such that all stock options or grants of restricted Shares will vest or be released from restriction in full as of April 30, 2008. She will have until December 31, 2009 to exercise any then outstanding vested equity awards which were granted prior to April 30, 2008.

2007 Potential Payments upon Termination or Change of Control

The following table shows potential payments that might have been paid to our executive officers under their existing employment agreements for various scenarios involving a Change of Control or termination of employment of each of our executive officers, assuming a December 31, 2007 termination date and, where applicable, using the closing price of our Common Stock of $3.94 (as reported on the NASDAQ as of December 31, 2007).

	Involuntary	Involuntary
	Termination	Termination
	Without Cause or	Without Cause or
	for Good Reason	for Good Reason	Upon a
	Before a Change of	After a Change of	Change of
Named Executive Officer	Control	Control	Control(1)	Disability(2)

Geert Cauwenbergh, Ph.D(3)
Cash Severance	$676,000	$676,000	$0	$0
Cash Bonus	$169,000	$169,000	$0	$0
Continued Welfare	$14,883	$14,883	$0	$0
Acceleration Value of Stock Options(4)	$0	$0	$0	$0
Acceleration Value of Restricted Stock	$63,369	$190,106	$190,106	$190,106

Total Value	$923,251	$1,049,989	$190,106	$190,106

	Involuntary	Involuntary
	Termination	Termination
	Without Cause or	Without Cause or
	for Good Reason	for Good Reason	Upon a
	Before a Change of	After a Change of	Change of
Named Executive Officer	Control	Control	Control(1)	Disability(2)

Alfred Altomari
Cash Severance	$386,100	$386,100	$0	$0
Cash Bonus	$100,100	$100,100	$0	$0
Continued Welfare	$20,238	$20,238	$0	$0
Acceleration Value of Stock Options(4)	$0	$0	$0	$0
Acceleration Value of Restricted Stock	$32,176	$96,529	$96,529	$96,529

Total Value	$538,615	$602,968	$96,529	$96,529
Albert C. Bristow
Cash Severance	$298,350	$298,350	$0	$0
Cash Bonus	$77,350	$77,350	$0	$0
Continued Welfare	$17,780	$17,780	$0	$0
Acceleration Value of Stock Options(4)	$138	$138	$138	$138
Acceleration Value of Restricted Stock	$14,660	$43,980	$43,980	$43,980

Total Value	$408,277	$437,598	$44,118	$44,118
Braham Shroot, Ph.D.
Cash Severance	$425,250	$425,250	$0	$0
Cash Bonus	$78,534	$78,534	$0	$0
Continued Welfare	$13,064	$13,064	$0	$0
Acceleration Value of Stock Options(4)	$0	$0	$0	$0
Acceleration Value of Restricted Stock	$0	$0	$0	$0

Total Value	$516,848	$516,848	$0	$0
Anne M. VanLent(5)
Cash Severance	$369,900	$369,900	$0	$0
Cash Bonus	$95,900	$95,900	$0	$0
Continued Welfare	$7,360	$7,360	$0	$0
Acceleration Value of Stock Options(4)	$0	$0	$0	$0
Acceleration Value of Restricted Stock	$19,043	$57,130	$57,130	$57,130

Total Value	$492,203	$530,290	$57,130	$57,130

(1)	The employment agreements for the executives provide for accelerated vesting of all outstanding equity rights held by each executive as of the date of a change of control, regardless of whether their employment is terminated.

(2)	The employment agreements for the executives provide for accelerated vesting of all outstanding equity rights held by each executive as of the date of the executive’s termination of employment on account of disability if the executive executes and does not revoke a release and continues to comply with the provisions of any confidentiality, non-competition or non-solicitation agreement with the Company to which the executive is subject.

(3)	Mr. Cauwenbergh resigned as our Chief Executive Officer effective as of March 31, 2008. In connection with his resignation, we entered into a Confidential Separation Agreement and General Release with Mr. Cauwenbergh on March 31, 2008, which is filed as Exhibit 10.1 on our Form 8-K filed April 2, 2008.

(4)	Only Mr. Bristow has unvested stock options with an exercise price below the closing price per Share at December 31, 2007.

(5)	Ms. VanLent resigned as our Chief Financial Officer effective as of April 30, 2008. In connection with her resignation, we entered into a Confidential Separation Agreement and General Release with Ms. VanLent on April 30, 2008, which is filed as Exhibit 10.1 on our Form 8-K filed May 1, 2008.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth the number and value of all grants or equity awards made to each executive officer and outstanding as of December 31, 2007.

	Option Awards		Stock Awards
(a)	(b)	(c)	(e)	(f)	(g)	(h)
	Number of	Number of
	Securities	Securities			Number of	Market Value
	Underlying	Underlying			Shares or	of Shares or
	Unexercised	Unexercised	Option	Option	Units of Stock	Units of Stock
	Options (#)	Options (#)	Exercise	Expiration	That Have	That Have
Name	Exercisable	Unexercisable	Price ($)	Date	Not Vested (#)	Not Vested ($)

Geert Cauwenbergh,	2,970	0	3.50	1/19/14	—	—
Ph.D. CEO	108,748	7,252	8.00	3/24/14	—	—
	18,750	6,250	15.52	4/1/15	—	—
	12,500	12,500	9.68	3/31/16	—	—
	65,000	97,500	7.43	12/6/16	32,501	$128,054
	15,750	47,250	6.87	4/3/17	15,750	$62,055
Anne M. VanLent,	7,383	0	0.80	1/1/13	9,499	$37,426
EVP & CFO	5,940	0	3.50	1/19/14	5,000	$19,700
	5,507	368	8.00	3/24/14
	11,250	3,750	15.52	4/1/15
	7,500	7,500	9.68	3/31/16
	19,000	28,500	7.43	12/6/16
	5,000	15,000	6.87	4/3/17
Alfred Altomari,	75,000	0	1.00	8/18/13	—	—
COO	4,000	0	3.50	1/19/14	—	—
	31,405	2,095	8.00	3/24/14	—	—
	11,250	3,750	15.52	4/1/15	—	—
	10,000	10,000	9.68	3/31/16	—	—
	26,500	39,750	7.43	12/6/16	13,249	$52,201
	11,250	33,750	6.87	4/3/17	11,250	$44,325
Albert C. Bristow,	32,000	0	1.50	10/21/13	—	—
General Counsel	1,500	0	3.50	1/19/14	—	—
	14,687	313	3.50	1/22/14	—	—
	11,250	3.750	15.52	4/1/15	—	—
	7,500	7,500	9.68	3/31/16	—	—
	15,700	23,550	7.43	12/6/16	7,849	$30,925
	3,312	9,938	6.87	4/3/17	3,313	$13,053
Braham Shroot, Ph.D.	0	120,000	5.83	5/16/17	—	—
Charles T. Nomides,	6,625	0	0.80	3/13/08
Chief R&D Officer	8,000	0	3.50	3/13/08
	35,375	0	8.00	3/13/08
	15,000	0	15.52	3/13/08
	7,500	0	9.68	3/13/08
	9,000	0	7.43	3/13/08	—	—
	12,500	0	6.87	3/13/08	—	—

Option Exercises and Stock Vested

The following table sets forth the number of Shares to be acquired upon exercise of a stock option as well as the number of Shares acquired upon vesting of a stock award to each of the NEOs for the year ended December 31, 2007.

	Option Awards		Stock Awards
(a)	(b)	(c)	(d)	(e)
	Number of
	Shares	Value	Number of	Value
	Acquired on	Realized on	Shares Acquired	Realized on
Name	Exercise (#)	Exercise ($)	on Vesting (#)	Vesting ($)

Geert Cauwenbergh, Ph.D.	—	—	5,250	$36,067
			10,833	$44,415
Anne M. VanLent	—	—	1,667	$11,452
			3,167	$12,985
Alfred Altomari	—	—	3,750	$25,762
			4,417	$18,110
Albert C. Bristow	—	—	1,104	$7,584
			2.617	$10,730
Braham Shroot, Ph.D.	—	—	—	—
Charles T. Nomides(1)	—	—	4,166	$27,704
			1,500	$9,645

(1)	Mr. Nomides resigned from the Company effective September 13, 2007, at which time all outstanding awards of restricted Shares that would have become vested within one year of his last date of employment became vested in full.

Equity Compensation Plan Information

The following table sets forth certain information as of the end of our fiscal year ended December 31, 2007 with respect to our compensation plans under which equity securities are authorized.

Number of
Securities
Remaining
		Weighted	Available for
	Number of	Average	Future Issuance
	Securities to	Price of	Under Equity
	be Issued Upon	Outstanding	Compensation
	Exercise of	Stock	Plans
	Outstanding	Options,	(Excluding
	Options,	Warrants or	Securities
	Warrants or	Rights	Reflected in
Plan Category	Rights(a)	(b)	Column(a))(c)

Equity compensation plans approved by security holders	3,125,901	$7.91	2,073,967	*
Equity compensation plans not approved by security holders	0	N/A	0
Total	3,125,901	$7.91	2,073,967

*	Effective as of January 1, 2008, this number reflects an additional 1,000,000 Shares reserved for issuance under the 2004 Plan. The 2004 Plan contains an evergreen provision which provides for an automatic increase or reserved Shares under the 2004 Plan each year on the first trading day in January of each calendar year by an amount equal to 5% of the total number of Shares outstanding on the last trading day in December, not in excess of 1,000,000. This number also takes into consideration 150,391 restricted Shares issued to certain employees under the 2004 Plan as of December 31, 2007, which is subject to future vesting. Future vesting is contingent upon the individual’s continued employment with the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock as of June 23, 2008 for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	all persons known by us to beneficially own more than 5% of our Common Stock.

The number of Shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any Shares as to which the individual or entity has sole or shared voting power or investment power and includes any Shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of June 23, 2008 through the exercise of any warrant, stock option or other right. Each of the stockholders listed has sole voting and investment power with respect to the Shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of	Percentage of
	Shares	Shares
	Beneficially	Beneficially
Name and Address of Beneficial Owner(1)	Owned	Owned(1)

Executive Officers and Directors:
Alfred Altomari(2)	689,356	1.9%
Albert C. Bristow(3)	171,632	*
Dennis P. Reilly(4)	158,563	*
Braham Shroot, Ph.D.(5)	170,000	*
Srinivas Akkaraju, M.D., Ph.D.(6)	2,676,840	7.6%
Robert E. Campbell(7)	73,273	*
Geert Cauwenbergh, Ph.D.(8)	1,115,083	3.1%
Carl W. Ehmann, M.D.(9)	83,979	*
Edward L. Erickson(10)	46,000	*
Peter Ernster(11)	114,000	*
Charles F. Jacey, Jr.(12)	64,600	*
Carol Raphael(13)	54,000	*
All current directors and executive officers as a group(12 persons)(14)	5,417,326	14.5%
5% Stockholders:
Johnson & Johnson(15)	3,753,749	10.7%
Columbia Wanger Asset Management, L.P.(16)	2,845,000	8.1%
JPMP Capital Corp.(17)	2,676,839	7.6%
TL Ventures V L.P.(18)	1,967,671	5.6%
SAC Capital Advisors, LLC(19)	2,820,200	8.0%
MPM BioVentures III-QP, L.P.(20)	1,946,788	5.5%
Devon Park Bioventures, L.P.(21)	1,786,500	5.1%
Magnetar Capital Partners, L.P.(22)	2,223,296	6.3%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Barrier Therapeutics, Inc., 600 College Road East, Suite 3200, Princeton, New Jersey 08540. Our calculation of the percentage of Shares beneficially owned is based on 35,243,892 Shares outstanding as of June 23, 2008.

(2)	Includes 628,750 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(3)	Includes 148,500 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(4)	Includes 139,750 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(5)	Includes 157,500 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(6)	Includes 20,000 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008. Dr. Akkaraju is a Managing Director of Panorama Capital, LLC, a private equity firm founded by the former venture capital investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. However he disclaims beneficial ownership of Shares held by JPMP Capital Corp., except to the extent of his pecuniary interest therein, if any.

(7)	Includes 64,000 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008, and 3,273 shares available for purchase by Mr. Campbell pursuant to a Restricted Stock Unit granted January 2, 2008.

(8)	Includes 479,470 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008. Also includes 9,000 Shares owned by Dr. Cauwenbergh’s wife, 1,000 Shares owned by his daughter and 1,000 Shares owned by his son. Dr. Cauwenbergh entered into an agreement with Parent and Purchaser, dated as of June 23, 2008, pursuant to which he agreed to tender or vote, or have Stiefel vote, his Shares in support of the Merger, if necessary.

(9)	Includes 82,000 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(10)	Includes 44,000 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(11)	Represents 114,000 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(12)	Includes 64,000 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(13)	Represents 54,000 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(14)	Includes 1,999,243 Shares issuable upon exercise of stock options exercisable within 60 days of June 23, 2008.

(15)	As reported on an Amended Schedule 13G filed on February 9, 2006, the ownership consists of 2,641,311 Shares held by Janssen Pharmaceutica Products, L.P., 856,028 Shares held by Johnson & Johnson Consumer Companies, Inc. and 256,410 Shares held by Johnson & Johnson Development Corporation. Johnson & Johnson is the ultimate parent of Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Johnson & Johnson Development Corporation. The principal business address of Johnson & Johnson is 1 Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

(16)	As reported on Schedule 13G filed on January 24, 2008. The principal business address of Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(17)	As reported on an Amended Schedule 13G filed on February 13, 2008. The principal business address of JPMP Capital Corp. is 1221 Avenue of the Americas, New York, New York 10020. JPMP Capital Corp. entered into an agreement with Parent and Purchaser, dated as of June 23, 2008, pursuant to which they and their affiliates, agreed to tender or vote their Shares in support of the Merger, if necessary.

(18)	Includes 1,934,217 Shares held by TL Ventures V L.P. and 33,454 Shares held by TL Ventures V Interfund L.P. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and the general partner of TL Ventures V Interfund L.P. TL Ventures V LLC’s members are Robert E. Keith, Jr., Mark J. DeNino and Christopher Moller, each of which may be deemed to have shared voting and dispositive power over the Shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC disclaims beneficial ownership of all Shares, except to the extent of any indirect pecuniary interest therein. The principal business address of TL Ventures V L.P. is 700 Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

(19)	As reported on Schedule 13D filed on July 2, 2008 by SAC Capital Advisors, LLC, SAC Capital Management, LLC, CR Intrinsic Investors, LLC, CR Intrinsic Investments, LLC and Steven A. Cohen. The ownership consists of 850,200 shares beneficially held by SAC Capital Associates, LLC and SAC MultiQuant Fund, LLC and 1,970,000 shares beneficially held by CR Intrinsic Investments, LLC. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors. CR Intrinsic Investments is a wholly owned subsidiary of SAC Capital Associates. Each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement, and SAC Capital Associates and SAC MultiQuant Fund disclaim beneficial ownership of any securities held by CR Intrinsic Investments. The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022.

(20)	As reported on an Amended Schedule 13G filed on February 14, 2007, the ownership consists of 1,620,553 Shares held by MPM BioVentures III-QP, L.P., 136,957 Shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 108,961 Shares held by MPM BioVentures III, L.P., 48,942 Shares held by MPM

BioVentures III Parallel Fund, L.P. and 31,375 Shares held by MPM Asset Management Investors 2003 BVIII LLC. MPM Capital LP and Medical Portfolio Management LLC, its general partner, are direct or indirect parents and/or control persons of MPM BioVentures III LLC, funds managed or advised by them, including the funds listed in this footnote above, and the general partners of such funds, and may be deemed to beneficially hold the securities owned by such entities. The principal business address of MPM BioVentures III-QP, L.P. is 200 Clarendon Street, 54th Floor, Boston, MA 02116. Mr. Simon’s address is c/o MPM BioVentures III-QP, L.P., 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(21)	As reported on Schedule 13G filed on May 5, 2008. The principal business address of Devon Park Bioventures, L.P. is 1400 Liberty Ridge Drive, Suite 103, Wayne, PA 19087.

(22)	As reported on Schedule 13G filed on February 13, 2008. The principal business address of Magnetar Capital Partners, L.P. is 1603 Orrington Avenue, 13 th Floor, Evanston, IL, 60201.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors, certain of our officers and persons who own more than 10% of our Common Stock, file reports of ownership of our securities and changes in ownership of our securities with the Securities and Exchange Commission. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required and all filings required to be made by our Section 16(a) reporting persons during fiscal year 2007 were made on a timely basis.

RELATED TRANSACTIONS

Purchases of Raw Materials, Clinical Supplies and Commercial Supplies

Johnson & Johnson, which owns approximately 10.7% of the Company’s Common Stock, is the parent company of Janssen Pharmaceutica, N.V. In July 2004, the Company entered into an agreement with Janssen Pharmaceutica, N.V. under which the Company committed to purchase €1,000,000 (approximately $1,473,000) of inventory within the two-year period ending July 2008. The Company evaluates its ability to meet these future minimum commitments on a regular basis using current product demand along with estimated future product demand forecasts. If the Company determines it cannot meet the future minimum a charge is recorded to cost of product revenues. In 2007, the Company recorded a charge of $0.6 million related to this inventory commitment.

Director Compensation

Please see “Director Compensation” for a discussion of options granted to our non-investor, non-employee directors.

Executive Compensation and Employment Agreements

Please see “Discussion of Compensation and Components” for a discussion of additional information on compensation of our executive officers. Information regarding employment and restricted stock agreements with several of our executive officers is set forth under “Employment Agreements.”

Our Audit Committee is also responsible for certain corporate governance and legal compliance matters. As part of its compliance responsibilities, our Audit Committee must approve all transactions between us and any executive officer or director as required by NASDAQ Stock Market rules.

PROCEDURES FOR NOMINATING OR RECOMMENDING FOR
NOMINATION CANDIDATES FOR DIRECTOR

The process followed by our Corporate Governance and Nominating Committee to identify and evaluate director candidates includes requests to Barrier Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the Barrier Board.

In considering whether to recommend any particular candidate for inclusion in the Barrier Board’s slate of recommended director nominees, our Corporate Governance and Nominating Committee will apply the criteria contained in the committee’s charter. These criteria include the candidate’s understanding of and experience in the pharmaceutical industry, understanding of and experience in accounting oversight and governance, finance and marketing and leadership experience with public companies or other significant organizations. We believe that the backgrounds and qualifications of our directors as a whole should collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business.

Stockholders may recommend individuals to our Corporate Governance and Nominating Committee for consideration as potential director candidates by submitting their names, together with appropriate information about the candidate that would be required to be included in a proxy statement under the rules of the Securities and Exchange Commission, information about the relationship between the candidate and the recommending stockholder, the consent of the candidate to serve as a director and proof of the number of Shares that the recommending stockholder owns and the length of time the Shares have been owned to: Corporate Governance and Nominating Committee, c/o Barrier Therapeutics, Inc., 600 College Road East, Suite 3200, Princeton, New Jersey 08540, Attention: Secretary, at least 120 days before the one-year anniversary of the date of mailing of our proxy materials for the prior year’s annual meeting of stockholders. Assuming that appropriate material has been provided on a timely basis, the committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. In addition, our bylaws provide certain requirements for advance notification of director nominations by stockholders. In order to be timely, a stockholder notice must be received in writing by our Secretary at our principal executive offices not less than 120 days or more than 150 days prior to the first anniversary of the preceding year’s annual meeting.

Annex II

June 23, 2008

The Board of Directors
Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, NJ 08540

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Barrier Therapeutics, Inc. (the “Company”), of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 23, 2008 (the “Agreement”), by and among the Stiefel Laboratories, Inc. (the “Acquiror”), its wholly-owned subsidiary, Bengal Acquisition Inc. (“Acquisition Sub”) and the Company. Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $4.15 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than (i) shares of Company Common Stock owned by Acquiror, Acquisition Sub (including shares of Company Common Stock received in the Tender Offer) or the Company or any of their respective direct or indirect wholly-owned subsidiaries (other than shares of Company Common Stock held on behalf of third parties) and (ii) and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts

J.P. Morgan Securities Inc. • 277 Park Avenue, New York, NY 10172

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relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. We will also receive a fee in connection with the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as the placement agent for the Company’s registered direct offering of Company Common Stock in September 2007 and rendering advisory services to the Company regarding a potential strategic matter in May 2007. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. Notwithstanding the foregoing, this opinion may be reproduced in full in any tender offer solicitation/recommendation statement on Schedule 14D-9 and any proxy or information statement filed with the Securities and Exchange Commission or mailed or otherwise disseminated to stockholders mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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ANNEX III

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS. —

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or

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substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand

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for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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